e-KONG
Convergence through Services

02060980

By DHL

Date : 29 NOV 2002

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 3 2002 WASH. D.C. 154 SECTION

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited, submit the following documents, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act:

1. Announcement dated 28 October 2002 in respect of despatch of the circular in respect of the proposed capital reorganization, proposed rights issue, whitewash waiver, proposed bye-law amendments and general mandates to issue and to repurchase new shares, made public and filed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited ("SEHK").

2. Announcement dated 21 November 2002 in respect of results of the special general meeting, made public and filed pursuant to the SEHK Listing Rules.

3. Prospectus dated 27 November 2002 regarding the Rights Issue, made public, filed or distributed pursuant to the SEHK Listing Rules.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

dlw 1/10

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the copy of this letter and returning it to us in the self-addressed envelope enclosed for your convenience. Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047 or Mr. Wallace Yuen at (852) 3101 3049.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

Enclosures

The Standard 29 October 2002 (Tuesday)

e-KONG

(Incorporated in Bermuda with limited liability)

DESPATCH OF THE CIRCULAR IN RESPECT OF THE PROPOSED CAPITAL REORGANISATION, PROPOSED RIGHTS ISSUE, WHITEWASH WAIVER, PROPOSED BYE-LAW AMENDMENTS AND GENERAL MANDATES TO ISSUE AND TO REPURCHASE NEW SHARES

Financial Adviser to the Company

Quam Caring for your wealth 華富嘉洛證券融資有限公司 Quam Capital Limited

The circular containing, among other things, the details of the Capital Reorganisation, the Rights Issue and the Whitewash Waiver, together with a form of proxy was despatched to the Shareholders and to the holders of Share Options (for information only) on 28 October 2002.

The SGM will be held at 10:00 a.m. on 21 November 2002 at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong.

Reference is made to the announcement of the Company dated 7 October 2002 (the "Announcement") in respect of the Capital Reorganisation, the Rights Issue and the Whitewash Waiver. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Announcement.

Despatch of circular

The Directors announce that a circular of the Company containing, among other things, details of the Capital Reorganisation, the Rights Issue and the Whitewash Waiver, a letter from the independent financial adviser and the notice of SGM, together with a form of proxy was despatched to the Shareholders and to the holders of the Share Options (for information only) on 28 October 2002.

SGM

The SGM will be held at 10:00 a.m. on 21 November 2002 at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong to consider and, if thought fit, approve the resolutions in respect of the Capital Reorganisation, the Rights Issue, the Whitewash Waiver, and the general mandates to issue and to repurchase New Shares.

By Order of the Board
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 28 October 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

The Standard 22 November 2002 (Friday)

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

RESULTS OF THE SPECIAL GENERAL MEETING

Financial Adviser to e-Kong Group Limited

Quam 華富嘉洛證券融資有限公司 Quam Capital Limited

Caring for your wealth

The Directors are pleased to announce that resolutions in relation to the Rights Issue and the Whitewash Waiver were approved by the Independent Shareholders at the SGM on 21 November 2002. In addition, the resolutions in relation to the Capital Reorganisation and the general mandates to issue and to repurchase New Shares were also approved by the Shareholders at the SGM. The Capital Reorganisation will become effective on 22 November 2002.

Reference is made to the announcements of the Company dated 7 October 2002 (the "Announcement") and 28 October 2002. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Announcement.

Results of the SGM

The Directors are pleased to announce that resolutions in relation to the Rights Issue and the Whitewash Waiver were approved by the Independent Shareholders at the SGM on 21 November 2002. The resolutions in respect of the Rights Issue and the Whitewash Waiver were taken by way of a poll. 6 voting papers were received from the Independent Shareholders either in person or by proxy. 5 voting papers representing in aggregate 263,600,910 Existing Shares were voting for (representing approximately 90.57% of the votes cast) and 1 voting paper representing in aggregate 27,442,605 Existing Shares was voting against the Rights Issue (representing approximately 9.43% of the votes cast). 5 voting papers representing in aggregate 263,600,910 Existing Shares were received from the Independent Shareholders voting for (representing approximately 90.57% of the votes cast) and 1 voting paper representing in aggregate 27,442,605 Existing Shares was received voting against the Whitewash Wavier (representing approximately 9.43% of the votes cast). In addition, the resolutions in relation to the Capital Reorganisation and the general mandates to issue and to repurchase New Shares were also approved by the Shareholders at the SGM. The Capital Reorganisation will become effective on 22 November 2002.

Shareholding interests of Interventure and parties acting in concert with it

In the event that Interventure is called upon to subscribe for its obligations under the Underwriting Agreement in full, the aggregate shareholding interests of Interventure and parties acting in concert with it will increase from about 19.34% to about 59.67% (assuming no Share Options are duly exercised before the Record Date). The actual shareholding interests of Interventure and parties acting in concert with it after the Rights Issue will be announced by the Company.

Timetable

Set out below is the timetable for the Rights Issue:

Effective date of the Capital Reorganisation	Friday, 22 November 2002
Dealings in New Shares commence	9:30 a.m., Friday, 22 November 2002
Free exchange of existing share certificates for new share certificates commences	9:30 a.m., Friday, 22 November 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) opens	9:30 a.m., Friday, 22 November 2002
Existing counter for trading in Existing Shares (in board lots of 4,000 Existing Shares) closes	9:30 a.m., Friday, 22 November 2002
Designated broker starts to stand in the market to provide matching services	Friday, 22 November 2002
Latest time of dealings in New Shares on a cum-rights basis	4:00 p.m., Friday, 22 November 2002
Commencement of dealings in New Shares on an ex-rights basis	Monday, 25 November 2002
Latest time for lodging transfer of shares on a cum-rights basis	4:00 p.m., Tuesday, 26 November 2002
Despatch of Rights Issue Documents	Wednesday, 27 November 2002
Register of members closes	Wednesday, 27 November 2002
Record Date	Wednesday, 27 November 2002
Register of members reopens	Thursday, 28 November 2002
First day of dealings in nil-paid Rights Shares	Monday, 2 December 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m., Wednesday, 4 December 2002
Existing counter for trading in New Shares in board lots of 10,000 New Shares (in the form of new share certificate) reopens	9:30 a.m., Friday, 6 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificates) begins	9:30 a.m., Friday, 6 December 2002
Last day of dealings in nil-paid Rights Shares	Monday, 9 December 2002
Latest time for payment and acceptance of Rights Issue	4:00 p.m., Friday, 13 December 2002
Latest time for the Rights Issue to become unconditional	4:30 p.m., Tuesday, 17 December 2002
Announcement of results of the Rights Issue appears on newspapers	Wednesday, 18 December 2002
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful applications for excess Rights Shares on or before	Thursday, 19 December 2002
Despatch of certificates for fully-paid Rights Shares on or before	Thursday, 19 December 2002
Dealings in fully-paid Rights Shares commence	9:30 a.m., Monday, 23 December 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) closes	4:00 p.m., Tuesday, 31 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificates) ends	4:00 p.m., Tuesday, 31 December 2002
Free exchange of existing share certificates for new share certificates ends	Monday, 6 January 2003
Designated broker ceases to stand in the market to provide matching services	close of business on Wednesday, 8 January 2003

By Order of the Board
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 21 November 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited ("the Company"), you should at once hand this prospectus to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares (as defined herein), has been registered by the Companies Registry in Hong Kong as required by section 342C of the Companies Ordinance of Hong Kong. A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares has been delivered to the Registrar of Companies in Bermuda for filing in accordance with the requirements of the Companies Act 1981 of Bermuda. The Companies Registry in Hong Kong, the Registrar of Companies in Bermuda and the Securities and Futures Commission of Hong Kong take no responsibility as to the contents of any of these documents.

Subject to the granting of listings of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange (as defined herein), as well as compliance with the stock admission requirements of HKSCC (as defined herein), the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS (as defined herein) with effect from the commencement dates of dealings on the Stock Exchange or such other dates as determined by HKSCC. *Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.* All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No provisional allotment letters or forms of application for excess Rights Shares are being sent to Overseas Shareholders (as defined herein). No action (including registration or filing under any applicable legislation of any territory or jurisdiction outside Hong Kong and Bermuda) has been taken to permit the offering of the Rights Shares, or distribution of this prospectus or the provisional allotment letter or form of application for excess Rights Shares, in any territory or jurisdiction other than Hong Kong. Accordingly, no person receiving this prospectus, provisional allotment letter or form of application for excess Rights Shares in any territory or jurisdiction other than Hong Kong may treat it as an offer of or invitation to apply for the Rights Shares.

The Stock Exchange and HKSCC take no responsibility for the contents of this prospectus, the attached provisional allotment letter and the form of application for excess Rights Shares, make no representation as to their accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of these documents.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

RIGHTS ISSUE

IN THE PROPORTION OF ONE RIGHTS SHARE FOR EVERY NEW SHARE HELD

Financial Adviser to e-Kong Group Limited

Quam
Caring for your wealth
華富嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

The latest time for acceptance of and payment for the Rights Shares is 4:00 p.m. on 13 December 2002. The procedure for acceptance and transfer is set out on pages 20 to 21 of this prospectus.

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling the Underwriter (as defined herein), by notice in writing, to terminate its obligations if prior to 4:30 p.m. on the second business day after the Latest Acceptance Date (as defined herein):

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled by the deadlines provided in the Underwriting Agreement for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

New Shares (as defined herein) have been dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by the Underwriter, the Rights Issue will not proceed.

Any person contemplating buying or selling New Shares from now to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

27 November 2002

CONTENTS

RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this prospectus (other than that relating to the Underwriter) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this prospectus have been arrived at after due and careful consideration and there are no other facts not contained in this prospectus, the omission of which would make any statement contained herein misleading.

The directors of the Underwriter jointly and severally accept full responsibility for the accuracy of the information relating to the Underwriter contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this prospectus have been arrived at after due and careful consideration and there are no other facts relating to the Underwriter not contained in this prospectus, the omission of which would make statement contained herein misleading.

In this prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the Company's announcement dated 7 October 2002 relating to, *inter alia*, the Capital Reorganisation, the Rights Issue, the Whitewash Waiver and general mandates to issue and to repurchase New Shares
"associate(s)"	having the same meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Capital Reduction"	the cancellation of HK$0.0195 of the paid-up capital on each issued Existing Share
"Capital Reorganisation"	the reorganisation of the capital of the Company consisting of the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Share Subdivision, which became effective on 22 November 2002
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	e-Kong Group Limited, a company incorporated in Bermuda on 21 July 1994 with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Excluded Rights Shares"	45,525,782 Rights Shares in aggregate that Mr. Siemens, Mr. Hicks and Mr. Saran are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Existing Share(s)"	ordinary share(s) of HK$0.02 each in the share capital of the Company immediately prior to the Capital Reorganisation which became effective on 22 November 2002

"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollar(s)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Director"	Mr. Matthew Brian Rosenberg, the Director who has been appointed to advise the Independent Shareholders in relation to the Rights Issue and the Whitewash Waiver
"Independent Shareholders"	Shareholders other than Interventure, its associates and parties acting in concert with it (including Mr. Siemens, Mr. Hicks and Mr. Saran)
"Interventure" or "Underwriter"	Interventure Group Limited, an investment holding company incorporated in the British Virgin Islands which is beneficially owned as to $^{1}/_{3}$ by Mr. Siemens, $^{1}/_{3}$ by Mr. Hicks and $^{1}/_{3}$ by Mr. Saran
"Latest Acceptance Date"	4:00 p.m. on 13 December 2002, being the latest date on which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	22 November 2002, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information contained in this prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Hicks"	Mr. William Bruce Hicks, a non-executive Director who together with a company controlled by him is the beneficial owner of 10,501,832 New Shares, representing about 4.46% of the issued share capital of the Company
"Mr. Saran"	Mr. Kuldeep Saran, Deputy Chairman of the Company who together with a company controlled by him is the beneficial owner of 9,347,475 New Shares, representing about 3.97% of the issued share capital of the Company

"Mr. Siemens"	Mr. Richard John Siemens, the Chairman of the Company who together with companies controlled by him is the beneficial owner of 25,676,475 New Shares, representing about 10.91% of the issued share capital of the Company
"New Share(s)"	new ordinary share(s) of HK$0.01 each in the share capital of the Company immediately after the Capital Reorganisation
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	27 November 2002
"Rights Issue"	the rights issue of one Rights Share for every New Share held by a Shareholder on the Record Date
"Rights Issue Documents"	this prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	New Share(s) to be issued by the Company in relation to the Rights Issue
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"SGM"	the special general meeting of the Company held on 21 November 2002 for the purpose of considering, *inter alia*, the Capital Reorganisation, the Rights Issue, the Whitewash Waiver and general mandates to issue and to repurchase New Shares
"Share Consolidation"	the consolidation of every 20 issued shares of HK$0.0005 each in the capital of the Company arising from the Capital Reduction into one New Share

"Share Options"	share options granted pursuant to the Company's share option scheme adopted on 25 October 1999 (as amended)
"Share Premium Cancellation"	the cancellation of the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of the Announcement
"Share Subdivision"	the subdivision of every authorised but unissued Existing Share into two New Shares
"Shareholder(s)"	holder(s) for the time being of the ordinary share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price of HK$0.12 per Rights Share
"Takeovers Code"	The Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 4 October 2002 and entered into between the Company and Interventure in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to Notes on Dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Interventure and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by Interventure and parties acting in concert with it which would otherwise arise as a result of Interventure subscribing for the Rights Shares under the terms of the Underwriting Agreement and parties acting in concert with Interventure taking up their Rights Shares entitlement together with any excess Rights Shares that all or any of them may apply for and are accepted by the Company
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of this prospectus:

Basis of the Rights Issue:	One Rights Share for every New Share (equivalent to 20 Existing Shares) held on the Record Date
Number of New Shares in issue:	235,447,100 New Shares as at the Latest Practicable Date
Outstanding Share Options granted:	Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 5,082,925 New Shares
Number of Rights Shares:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares
Subscription price:	HK$0.12 per Rights Share, payable in full upon valid acceptance
Basis of entitlement:	Rights Issue will be allotted in the proportion of one Rights Share for every New Share held by the Qualifying Shareholders on the Record Date. No provisional allotment of Rights Shares will be made to Overseas Shareholders
Excess Rights Shares application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	(i) Approximately HK$28.25 million before expenses, and net proceeds of approximately HK$25.75 million (assuming that no Share Options are exercised before the Record Date) (ii) Approximately HK$28.86 million before expenses and net proceeds of approximately HK$26.36 million (assuming that all Share Options excluding those held by Mr. Siemens are exercised before the Record Date) The estimated expenses of approximately HK$2.50 million are expenses payable to advisers, auditors and printer relating to the Rights Issue.

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement contains provisions granting Interventure the right, by notice in writing to the Company, to terminate its obligations thereunder on the occurrence of certain events.

Interventure may terminate its commitment under the Underwriting Agreement if prior to 4:30 p.m. on the second business day after the Latest Acceptance Date:

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled by the deadlines provided in the Underwriting Agreement for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

If the Underwriter terminates the Underwriting Agreement, the Rights Issue will not proceed.

EXPECTED TIMETABLE

Register of members closes	Wednesday, 27 November 2002
Record Date	Wednesday, 27 November 2002
Register of members reopens	Thursday, 28 November 2002
First day of dealings in nil-paid Rights Shares	Monday, 2 December 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m., Wednesday, 4 December 2002
Existing counter for trading in New Shares in board lots of 10,000 New Shares (in the form of new share certificate) reopens	9:30 a.m., Friday, 6 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificates) begins	9:30 a.m., Friday, 6 December 2002
Last day of dealings in nil-paid Rights Shares	Monday, 9 December 2002
Latest time for payment and acceptance of Rights Issue	4:00 p.m., Friday, 13 December 2002
Latest time for the Rights Issue to become unconditional	4:30 p.m., Tuesday, 17 December 2002
Announcement of results of the Rights Issue appears on newspapers	Wednesday, 18 December 2002
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful applications for excess Rights Shares on or before	Thursday, 19 December 2002
Despatch of certificates for fully-paid Rights Shares on or before	Thursday, 19 December 2002
Dealings in fully-paid Rights Shares commence	9:30 a.m., Monday, 23 December 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) closes	4:00 p.m., Tuesday, 31 December 2002

EXPECTED TIMETABLE

Parallel trading in New Shares (in the form of both existing and new share certificates) ends	4:00 p.m., Tuesday, 31 December 2002
Free exchange of existing share certificates for new share certificates ends	Monday, 6 January 2003
Designated broker ceases to stand in the market to provide matching services	close of business on Wednesday, 8 January 2003

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive Director:
Mr. William Bruce Hicks

Independent non-executive Directors:
Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
Room 4101-5
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

27 November 2002

To the Qualifying Shareholders and to the Overseas Shareholders (for information purpose only)

Dear Sir or Madam,

RIGHTS ISSUE

IN THE PROPORTION OF ONE RIGHTS SHARE FOR EVERY NEW SHARE HELD

INTRODUCTION

On 7 October 2002, the Board announced that the Company proposed to effect the Capital Reorganisation and the Rights Issue. The Capital Reorganisation was proposed to be implemented by means of the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Share Subdivision. The Company also proposed to raise approximately HK$28.25 million before expenses by issuing not less than 235,447,100 Rights Shares at a price of HK$0.12 per Rights Share, by way of the Rights Issue. The Company will provisionally allot one Rights Share for every New Share held by Qualifying Shareholders on the Record Date. The Rights Issue is not available to Overseas Shareholders.

On 28 October 2002, a circular containing information in relation to, among other things, details of the Rights Issue, the recommendation of the Independent Director and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash

Waiver and the general mandates to issue and to repurchase New Shares and the notice of the SGM was depatched to the Shareholders and to the holders of Share Options, for information purpose only. A copy of the circular is available for inspection as mentioned in the section headed "Documents available for inspection" in Appendix II to this prospectus.

The Capital Reorganisation was approved at the SGM and became effective on 22 November 2002. The Rights Issue was also approved by the Independent Shareholders at the SGM.

The purpose of this prospectus is to give you further information on, among other things, the Rights Issue, the information on dealing in, transfer and acceptance of the Rights Shares, and certain financial and other information of the Group.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	One Rights Share for every New Share held on the Record Date
Number of New Shares in issue:	235,447,100 New Shares as at the Latest Practicable Date
Outstanding Share Options granted:	Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 5,082,925 New Shares
Number of Rights Shares:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares

As at the Latest Practicable Date, there were 5,082,925 outstanding Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 5,082,925 New Shares. If all of the subscription rights attaching to such Share Options (excluding the Share Options held by Mr. Siemens) are exercised and shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of New Shares will increase by 5,082,925 and the number of Rights Shares which may be issued pursuant to the Rights Issue will increase from 235,447,100 to 240,530,025.

Save as disclosed above, as at the Latest Practicable Date, there were no other outstanding securities or instruments capable of conversion to shares of the Company. Assuming that no Share Options are exercised before the Record Date, the Company expects to raise approximately HK$28.25 million before expenses through the Rights Issue and the estimated net proceed after deducting expenses are approximately HK$25.75 million.

The basis of the Rights Issue is one Rights Share for every New Share held on the Record Date, hence no fraction of shares will be resulted from the Rights Issue.

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

– be registered as a member of the Company at the close of business on the Record Date; and

– have an address in Hong Kong which appears on the register of members of the Company on Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfer of shares (with the relevant share certificates) with the Company's branch share registrars in Hong Kong by 4:00 p.m. on 26 November 2002.

The Company's branch share registrars in Hong Kong is:

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Closure of register of members

The register of members of the Company will be closed on 27 November 2002. No transfer of shares of the Company will be registered on that day.

Subscription Price

The Subscription Price is HK$0.12 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotment under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares.

The Subscription Price represents:

(i) a discount of about 40% to the adjusted closing price of about HK$0.20 per New Share as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of the Announcement;

(ii) a discount of about 40% to the adjusted average closing price of about HK$0.20 per New Share for the 10 trading days up to and including 4 October 2002, being the last trading day prior to the date of the Announcement;

(iii) a discount of about 25% to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of the Announcement;

(iv) a discount of about 40% to the adjusted closing price of about HK$0.20 per New Share as quoted on the Stock Exchange on 25 October 2002, being the latest practicable date prior to the printing of the Company's Rights Issue circular dated 28 October 2002;

(v) a discount of about 40% to the adjusted average closing price of about HK$0.20 per New Share for the 10 trading days immediately prior to 25 October 2002, being the latest practicable date prior to the printing of the Company's Rights Issue circular dated 28 October 2002;

(vi) a discount of about 25% to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price of HK$0.20 per New Share on 25 October 2002, being the latest practicable date prior to the printing of the Company's Rights Issue circular dated 28 October 2002;

(vii) a premium of about 3.45% to the closing price of HK$0.116 per New Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(viii) a discount of about 37.50% to the average closing price of about HK$0.192 per New Share for the 10 trading days immediately prior to the Latest Practicable Date; and

(ix) a premium of about 1.69% to the theoretical ex-rights price of HK$0.118 per New Share based on the closing price of HK$0.116 per New Share as at the Latest Practicable Date.

The Subscription Price was determined after arm's length negotiations between the Company and Interventure. The Directors consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

The Rights Shares, when allotted and fully-paid, will rank pari passu in all respects with the New Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares.

Rights of Overseas Shareholders

The Rights Issue Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong and Bermuda. Having reviewed the register of members, the Directors are of the view that the offer of the Rights Shares to the Overseas Shareholders would or might, in the absence of compliance with registration or other special formalities in other jurisdictions, be unlawful or impracticable. As such, the Company will send this prospectus to the Overseas Shareholders for their information only but no provisional allotment of the Rights Shares to the Overseas Shareholders will be made and the Company will not send the provisional allotment letter or the form of application for excess Rights Shares to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to the Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of sale of individual Overseas Shareholders' nil-paid Rights Shares, after deducting expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual amount of less than HK$100 for its own benefit.

Certificates of the Rights Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to the subscribers who have been allotted the relevant Rights Shares by 19 December 2002 at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, *inter alia*, the following conditions being fulfilled:

(a) the Company despatching the circular relating to, among other things, the Capital Reorganisation, the Rights Issue and the Whitewash Waiver to the Shareholders;

(b) the passing by the Shareholders at the SGM of special resolution to approve the Capital Reorganisation;

(c) the passing by the Independent Shareholders at the SGM of ordinary resolutions to approve the Rights Issue and the Whitewash Waiver;

(d) the Capital Reorganisation being implemented;

(e) the Executive granting to Interventure and parties acting in concert with it a waiver from making a general offer for the securities of the Company not already owned by Interventure and parties acting in concert with it and the satisfaction of any condition attached to the waiver by the Executive;

(f) the Listing Committee of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in nil-paid and fully-paid forms;

(g) the registration of the Rights Issue Documents with the Companies Registry in Hong Kong; and

(h) the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement. If any of the conditions of the Rights Issue is not fulfilled on or around the date of issue of the Rights Issue Documents as may be required by the various regulatory authorities on 27 November 2002 (or such later date as the Underwriter and the Company shall agree, provided such later date being not later than 5:00 p.m. on 31 December 2002), neither the Underwriter nor the Company shall have any rights nor be subjected to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue and the Rights Issue will lapse.

As at the date of this prospectus, except condition (f), all of the above conditions are fulfilled.

Reasons for the Rights Issue and the use of proceeds

The Company is an investment holding company and its subsidiaries are principally engaged in provision of telecommunication services. The Group's flagship IDD and telecommunication business is operated by ZONE Group Inc. ("ZONE"), a wholly-owned subsidiary of the Company. ZONE currently has operations in the United States, Hong Kong and Singapore.

As stated in the Company's year 2002 interim report, the Directors are of the opinion that the general environment of the countries in which the Group operates is unlikely to improve in the second half of 2002. However, the Group's key operating subsidiaries have proven to have a competitive edge to grow its market share whilst continuing to improve their overall operating efficiencies. ZONE Hong Kong and Singapore are expected to contribute positively towards the Group's cashflow in the second half of 2002.

The estimated net proceeds of the Rights Issue after deducting expenses (assuming no outstanding Share Options are exercised before the Record Date) are approximately HK$25.75 million. The Directors intend to apply the net proceeds as general working capital for the Group's existing telecommunication business. About 80% of the net proceeds will be used for working capital for ZONE in the United States to fund the development of the business until

the revenues exceed the ongoing recurring costs. The remaining balance will be used for sales and marketing activities of ZONE in Hong Kong and Singapore. As at the Latest Practicable Date, the Group did not have any plans regarding significant capital expenditure or acquisition.

The Directors are of the opinion that the United States, being the largest international direct dial and domestic long distance market in the world, offers opportunities for growth as there is a high demand from both business and domestic markets for cost effective and efficient telecommunication services providers. As stated in the Company's year 2002 interim report, the Group will continue to invest in growing the revenue of the ZONE business in the United States, particularly in the enterprises and corporate markets. The Directors consider that the net proceeds raised from the Rights Issue together with the Group's internal financial resources and available borrowing facilities will enable the Group to benefit from the full potential of its existing telecommunication business.

The Directors believe that it is in the interests of the Company and the Shareholders as a whole to enlarge the capital base of the Company through the Rights Issue, since the enlarged capital base will support the continuing development of the Group's existing business activities. The Rights Issue will allow the Shareholders to participate in the growth of the Group.

Free exchange of New Shares certificates and parallel trading arrangements

The Capital Reorganisation became effective on 22 November 2002. Shareholders may on or before 6 January 2003 submit certificates for the Existing Shares to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for exchange, at the expense of the Company, for certificates for the New Shares. Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate issued for the New Shares. Certificates for Existing Shares will only be valid for delivery and settlement in respect of dealing for the period up to 31 December 2002. Thereafter, they will not be accepted for dealing purpose. Nevertheless, certificates for the Existing Shares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any time.

On 22 November 2002, the existing counter for trading in the Existing Shares in board lots of 4,000 Existing Shares was temporarily closed. A temporary counter will be established for trading in the New Shares in board lots of 200 New Shares. Certificates for Existing Shares may only be traded at this temporary counter.

With effect from 6 December 2002, the existing counter for trading in Existing Shares will be reopened for trading in the New Shares in board lots of 10,000 New Shares.

From 6 December 2002 to 31 December 2002, both days inclusive, there will be parallel trading at the above two counters.

The temporary counter for trading in New Shares in board lots of 200 New Shares will be removed after the close of trading on 31 December 2002. Thereafter, trading will be in New Shares only and the existing share certificates for Existing Shares will cease to be marketable and will not be acceptable for dealing purpose. However, such share certificates will remain effective as documents of title.

Arrangement for the matching services of odd lots shares

In order to alleviate the difficulties arising from the existence of odd lots of New Shares, Quam Securities Company Limited has agreed to stand in the market to provide matching services for the odd lots of New Shares on a best effort basis, during the period from 22 November 2002 to 8 January 2003, both days inclusive. Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top up to board lots of 10,000 New Shares may contact Mr. Paul Leung, Quam Securities Company Limited at Room 3308, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong at telephone number 2847-2239 during office hours.

UNDERWRITING ARRANGEMENTS OF THE RIGHTS ISSUE

Underwriting Agreement

Date:	4 October 2002
Underwriter:	Interventure Group Limited
Number of Shares underwritten:	Not less than 189,921,318 Rights Shares and not more than 195,004,243 Rights Shares *(Note)*
Commission:	2% of the total issue price of the Rights Shares underwritten by the Underwriter The maximum commission to be received by the Underwriter will be approximately HK$468,010.

Note: These figures exclude 45,525,782 Rights Shares provisionally allotted to Mr. Siemens, Mr. Saran and Mr. Hicks in respect of their respective beneficial shareholdings in the Company.

Interventure is an investment holding company beneficially owned as to $^1/_3$ by Mr. Siemens, $^1/_3$ by Mr. Saran and $^1/_3$ by Mr. Hicks whose ordinary course of business does not include underwriting of securities. Mr. Siemens, Mr. Saran and Mr. Hicks and companies controlled by them are beneficially interested in 45,525,782 New Shares (equivalent to 910,515,642 Existing Shares) in aggregate, representing about 19.34% of the Company's existing share capital.

The Underwriting Agreement is a connected transaction which is exempted from Shareholders' approval requirements pursuant to Rule 14.24(5) of the Listing Rules.

Irrevocable undertakings from Mr. Siemens, Mr. Saran and Mr. Hicks

Mr. Siemens has undertaken that the 513,529,500 Existing Shares (equivalent to 25,676,475 New Shares) beneficially owned by companies controlled by him will remain registered in their respective names from the date of the Announcement up to the Record Date. Mr. Siemens has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 25,676,475 Rights Shares.

Mr. Hicks has undertaken that the 210,036,642 Existing Shares (equivalent to 10,501,832 New Shares) beneficially owned by him and a company controlled by him will remain registered in their respective names from the date of the Announcement to the Record Date. Mr. Hicks has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 10,501,832 Rights Shares.

Mr. Saran has undertaken that the 186,949,500 Existing Shares (equivalent to 9,347,475 New Shares) beneficially owned by him and a company controlled by him will remain registered in their respective names from the date of the Announcement to the Record Date. Mr. Saran has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 9,347,475 Rights Shares.

Each of Mr. Siemens, Mr. Hicks and Mr. Saran has not yet decided whether he will or will not apply for excess Rights Shares.

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions granting Interventure the right, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

Interventure may terminate its commitment under the Underwriting Agreement if prior to 4:30 p.m. on the second business day after the Latest Acceptance Date:

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled by the deadlines provided in the Underwriting Agreement for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

CHANGE IN SHAREHOLDING STRUCTURE

Set out below are tables showing the changes in shareholding structure as at the Latest Practicable Date and immediately following the completion of the Rights Issue:

	As at the Latest Practicable Date		After the Rights Issue (Assuming that all Share Options except Share Options held by Mr. Siemens are exercised before the Record Date, and the Underwriter is not required to take up any Rights Shares pursuant to the Underwriting Agreement)		After the Rights Issue (Assuming that no Share Options are exercised before the Record Date, and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement)		After the Rights Issue (Assuming that all Share Options except Share Options are held by Mr. Siemens are exercised before the Record Date, and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement)	
	Number of New Shares	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*
Underwriter	–	–	–	–	189,921,318	40.33	195,004,243	40.54
Mr. Siemens	25,676,475	10.91	51,352,950	10.67	51,352,950	10.91	51,352,950	10.67
Mr. Hicks	10,501,832	4.46	21,003,664	4.37	21,003,664	4.46	21,003,664	4.37
Mr. Saran	9,347,475	3.97	18,694,950	3.89	18,694,950	3.97	18,694,950	3.89
Subtotal	45,525,782	19.34	91,051,564	18.93	280,972,882	59.67	286,055,807	59.46
Other Directors	5,000	0.00	4,891,850	1.02	5,000	0.00	2,445,925	0.51
Public Shareholders	189,916,318	80.66	385,116,636	80.05	189,916,318	40.33	192,558,318	40.03
Total	235,447,100	100.00	481,060,050	100.00	470,894,200	100.00	481,060,050	100.00

The Executive has granted the Whitewash Waiver to Interventure and parties acting in concert with it, to waive any obligations to make a mandatory general offer which may result from completion of the Rights Issue.

If upon completion of the Rights Issue, Interventure and parties acting in concert with it hold more than 50% of the issued share capital of the Company, Interventure and parties acting in concert with it will be allowed under the Takeovers Code to increase their shareholdings in the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a mandatory general offer.

WARNING OF THE RISK OF DEALINGS IN NEW SHARES AND NIL-PAID RIGHTS SHARES

New Shares have been dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the Rights Issue will not proceed.

Any person contemplating buying or selling New Shares from now to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

PROCEDURE FOR ACCEPTANCE OR TRANSFER

If you wish to exercise your rights to subscribe for the Rights Shares, you must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrars of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 13 December 2002. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited - Rights Issue Account" and crossed "Account Payee Only".

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, has been lodged with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 13 December 2002 whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter contains full information regarding the procedure to be followed if you wish to accept only part of your provisional allotment or if you wish to renounce all or part of your provisional allotment.

If you wish to accept only part of your provisional allotment or transfer part of your rights to subscribe for the Rights Shares provisionally allotted thereunder, or to transfer your rights to more than one person, the entire provisional allotment letter must be surrendered and

lodged for cancellation by not later than 4:00 p.m. on 4 December 2002 to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong which will cancel the original provisional allotment letters and issue new provisional allotment letters in the denominations required.

None of the Rights Issue Documents has been registered or filed under the securities or equivalent legislation of any jurisdiction other than Hong Kong and Bermuda. Accordingly, it is the responsibility of anyone outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself, before acquiring any rights to subscribe for the provisionally allotted Rights Shares, as to the observance of the laws and regulations of all relevant territories, including the obtaining of any governmental or other consents and to pay any taxes and duties required to be paid in such territory in connection therewith. No application for Rights Shares will be accepted from any person whose registered address is, or as the holder of such Rights Shares would be, in any territory outside Hong Kong. The Company reserves the right to refuse to accept any application for Rights Shares if it believes that such acceptance would violate the applicable securities or other laws or regulations of any jurisdiction.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid forms shall have been validly transferred without interest, by means of cheques despatched by the ordinary post at the risk of such Qualifying Shareholders or such other persons on or before 19 December 2002.

APPLICATION FOR EXCESS RIGHTS SHARES

Qualifying Shareholders shall be entitled to apply for any unsold entitlements of Overseas Shareholders and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for.

If you wish to apply for any Rights Shares in addition to your provisional allotment under the Rights Issue, you must complete and sign the form of application for excess Rights Shares and lodge the form of application for excess Rights Shares, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on 13 December 2002. All remittances must

be made by cheque or cashier's order in Hong Kong Dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Excess Application Account" and crossed "Account Payee Only". Secretaries Limited will notify you of any allotment of excess Rights Shares made to you. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of applications for excess Rights Shares will be returned to the Qualifying Shareholders without interest, by means of cheques despatched by ordinary post to the Qualifying Shareholders at their risk on or before 19 December 2002.

If no excess Rights Shares are allotted to the Qualifying Shareholders, a refund cheque for the full amount tendered on application is expected to be posted to the Qualifying Shareholders on or before 19 December 2002. If the number of excess Rights Shares allotted to the Qualifying Shareholders is less than that applied for, a cheque for the surplus application monies is expected to be posted to the Qualifying Shareholders on or before 19 December 2002.

The form of application for excess Rights Shares is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid forms will take place from 2 December 2002 to 9 December 2002, both days inclusive.

No part of the share capital of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights

Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 10,000 New Shares. Dealings in the nil-paid and fully-paid Rights Shares will be subject to payment of stamp duty in Hong Kong.

ADJUSTMENT TO THE EXERCISE PRICES OF THE SHARE OPTIONS

Subject to the completion of the Rights Issue, the exercise prices of the Share Options may be required to be adjusted pursuant to the share options scheme adopted on 25 October 1999 (as amended). The Company will inform the holders of Share Options regarding the adjustment which is expected to be around 28 November 2002.

FUTURE INTENTION OF INTERVENTURE

The Directors have been informed by Interventure that it has no intention to make any changes to the Board, the continued employment of the employees of the Group, the continuing of the Group's existing business or the deployment of fixed assets. The long-term justification for the Rights Issue is explained in the section headed "Reasons for the Rights Issue and the use of proceeds".

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this prospectus.

Yours faithfully
For and on behalf of the Board
e-Kong Group Limited
Richard John Siemens
Chairman

1. ORDINARY SHARE CAPITAL

The authorised and issued ordinary share capital of the Company as at 31 December 2001, as at the Latest Practicable Date (being 22 November 2002) and immediately following completion of the Rights Issue (assuming the Rights Issue becoming unconditional) will be as follows:

Authorised		*HK$*
6,000,000,000	Existing Shares as at 31 December 2001	120,000,000
12,000,000,000	New Shares immediately following completion of the Capital Reorganisation on 22 November 2002	120,000,000
Issued and fully paid		
4,699,262,008	Existing Shares as at 31 December 2001	93,985,240
9,680,000	Existing Shares converted from preference shares on 22 September 2002	193,600
4,708,942,008	Existing Shares prior to the Capital Reorganisation becoming effective	94,178,840
235,447,100	New Shares upon completion of the Capital Reorganisation on 22 November 2002	2,354,471
235,447,100	Rights Shares to be issued assuming no exercise of Share Options prior to the Record Date	2,354,471
470,894,200	New Shares immediately following the Rights Issue	4,708,942

All ordinary shares of the Company in issue rank pari passu in all respects with each other, including in particular as to dividends, voting rights and capital.

The Rights Shares, when fully-paid, and the ordinary shares of the Company to be issued on exercise of Share Options will rank pari passu in all respects with the then existing ordinary shares in issue, including the right to receive all future dividends and other distributions which may be declared, made or paid after the date of issue of the Rights Shares and the ordinary shares issued as a result of exercise of the Share Options.

The ordinary shares of the Company are listed on the Stock Exchange and none of the securities of the Company are listed or dealt in on any other stock exchange and no such listing or permission to deal in respect of any other stock exchange is being or is proposed to be sought.

Share Options

On 25 October 1999, the Company approved a share option scheme under which the Directors may, at their discretion, invite any full-time employees and/or executive directors of the Group to take up options to subscribe for ordinary shares at any time until 24 October 2009 (the "Share Option Scheme"). The maximum number of shares in which options can be granted may not exceed 10% of the issued share capital of the Company, excluding any ordinary shares issued on the exercise of the Share Options from time to time.

The Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 and a new share option scheme was adopted on the same date. As at the Latest Practicable Date, no share option was granted under the new scheme. The Share Options outstanding as at the Latest Practicable Date carry rights to subscribe in cash for new ordinary shares at initial subscription prices of between HK$0.08 and HK$0.76, subject to adjustment, and can be exercised during various exercise periods with expiry up to and including 24 October 2009. The exercise in full of such options (excluding those held by Mr. Siemens) would, under the present shareholding structure of the Company, result in the issue of 5,082,925 New Shares.

Subject to the completion of the Rights Issue, the subscription price of and/or the number of ordinary shares comprised in the outstanding Share Options will be subject to adjustments. Such adjustments will be certified by the auditors of the Company.

Save as disclosed above, the Company did not have any other options, warrants and other convertible securities in issue as at the Latest Practicable Date.

2. THREE YEAR FINANCIAL RESULTS

Set out below is a summary of the audited consolidated income statement for each of the three years ended 31 December 2001 as extracted from the annual reports of the Group for the respective years.

	Results of the Group for the year ended 31 December		
	2001	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Continuing operations	263,896	76,652	44,210
Discontinued operations	–	23,473	1,035
	263,896	100,125	45,245
(Loss)/Profit from operations	(681,273)	5,105	(75,170)
Share of results of associates	(752)	(1,110)	–
(Loss)/Profit before taxation	(682,025)	3,995	(75,170)
Taxation	–	(739)	(739)
(Loss)/Profit from ordinary activities after taxation	(682,025)	3,256	(75,909)
Minority interests	710	(1,954)	(2,499)
Net (loss)/profit attributable to shareholders	(681,315)	1,302	(78,408)
(Loss)/Earnings per share			
Basic	(35.12) cents	0.08 cent	(9.98) cents
Diluted	N/A	0.07 cent	N/A

Note: The Company did not declare any dividends and did not have any extraordinary items for the three years ended 31 December 2001.

3. SUMMARY OF THE AUDITED FINANCIAL INFORMATION OF THE GROUP FOR THE TWO YEARS ENDED 31 DECEMBER 2001

Set out below are the consolidated income statement, consolidated statement of recognised gains and losses, balance sheets and consolidated cash flow statement for each of the two years ended 31 December 2001 of the Group together with the relevant notes as extracted from the audited financial statements of the Company for the year ended 31 December 2001.

Consolidated Income Statement
For the years ended 31 December 2000 and 2001

	Note	2001 *HK$'000*	2000 *HK$'000*
Turnover	*3*	263,896	100,125
Cost of sales		(214,038)	(72,570)
Gross profit		49,858	27,555
Other revenue	*3*	4,216	28,861
Other net income	*4*	–	99,908
Distribution costs		(22,370)	(6,086)
Business promotion and marketing expenses		(31,166)	(43,623)
Operating and administrative expenses		(176,615)	(86,180)
Other operating expenses		(76,688)	(6,286)
(Loss)/Profit from operations		(252,765)	14,149
Finance costs	*5*	(1,216)	(140)
Intangible assets and goodwill written off	*5 & 12*	(114,795)	–
Provision for diminution in value of investment securities		(72,021)	(8,904)
Unrealised holding loss on other investments		(240,476)	–
Share of results of associates		(752)	(1,110)
(Loss)/Profit from ordinary activities before taxation	*5*	(682,025)	3,995
Taxation	7	–	(739)
(Loss)/Profit from ordinary activities after taxation		(682,025)	3,256
Minority interests		710	(1,954)
Net (loss)/profit attributable to shareholders	*8 & 23*	(681,315)	1,302
(Loss)/Earnings per share	*9*		
Basic		(35.12) cents	0.08 cent
Diluted		N/A	0.07 cent

Note: The Company did not declare any dividend and did not have any extraordinary items for the two year ended 31 December 2001.

Consolidated Statement of Recognised Gains and Losses
For the years ended 31 December 2000 and 2001

	2001	2000
	HK$'000	*HK$'000*
Exchange difference on translation of foreign subsidiaries	381	(388)
Exchange reserve released on disposal of subsidiaries	–	(1,117)
Goodwill previously eliminated directly against reserves written off to income statement	69,335	–
Other capital reserve and goodwill on consolidation released on disposal of subsidiaries	–	1,647
Net (loss)/profit for the year attributable to shareholders	(681,315)	1,302
Total recognised (losses)/gains	(611,599)	1,444
Goodwill on acquisition of subsidiaries eliminated directly against reserves	–	(7,134)
	(611,599)	(5,690)

Consolidated Balance Sheet
At 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	215,428	91,049
Intangible assets	12	–	42,366
Interests in associates	13	4,838	12,687
Investment securities	14	31,434	302,381
		251,700	448,483
Current assets			
Other investments	15	47,737	–
Properties held for sale		–	3,734
Inventories		–	978
Trade and other receivables	16	54,230	73,791
Pledged deposits	17	7,107	68,680
Cash and cash equivalents	18	111,349	344,308
		220,423	491,491
Current liabilities			
Trade and other payables	19	98,556	97,657
Current portion of obligations under finance leases	20	11,372	582
		109,928	98,239
Net current assets		110,495	393,252
Total assets less current liabilities		362,195	841,735
Long-term liabilities			
Obligations under finance leases	20	4,885	–
Minority interests		–	119
NET ASSETS		357,310	841,616
CAPITAL AND RESERVES			
Issued capital	21	103,665	40,879
Reserves	23	253,645	800,737
		357,310	841,616

Balance Sheet

At 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	1,115	1,184
Interests in subsidiaries	11	515,300	537,034
Interests in associates	13	6,806	9,215
		523,221	547,433
Current assets			
Trade and other receivables	16	843	14,350
Pledged deposits	17	3,007	68,680
Cash and cash equivalents	18	90,577	319,439
		94,427	402,469
Current liabilities			
Trade and other payables	19	7,337	7,065
Net current assets		87,090	395,404
NET ASSETS		610,311	942,837
CAPITAL AND RESERVES			
Issued capital	21	103,665	40,879
Reserves	23	506,646	901,958
		610,311	942,837

Consolidated Cash Flow Statement
For the years ended 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash outflow from operating activities	24	(191,292)	(86,613)
Returns on investments and servicing of finance			
Interest received		4,216	28,795
Income from unlisted investments		–	66
Interest on obligations under finance leases		(1,216)	(140)
Net cash inflow from returns on investments and servicing of finance		3,000	28,721
Taxation			
Overseas tax paid		–	(212)
Investing activities			
Purchase of property, plant and equipment		(134,564)	(101,597)
Purchase of intangible assets		(4,313)	(42,748)
Purchase of investment securities and other investments		(131,294)	(206,946)
Proceeds from disposal of property, plant and equipment		1,181	1,235
Proceeds from disposal of other investments		23,200	–
Net repayment/(advances) from/to associates		7,195	(12,463)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	26	(1,603)	(3,030)
Disposal of subsidiaries (net of cash and cash equivalents disposed)	27	15,000	(5,068)
Net cash outflow from investing activities		(225,198)	(370,617)
Net cash outflow before financing activities		(413,490)	(428,721)

Consolidated Cash Flow Statement *(continued)*
For the years ended 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
Financing	28		
Issue of ordinary shares		127,293	742,046
Capital contributed by minority shareholders		591	–
Repayment of obligations under finance leases		(8,926)	(212)
Net cash inflow from financing		118,958	741,834
(Decrease)/Increase in cash and cash equivalents		(294,532)	313,113
Cash and cash equivalents at 1 January		412,988	99,875
Cash and cash equivalents at 31 December		118,456	412,988
Analysis of the balances of cash and cash equivalents			
Pledged deposits		7,107	68,680
Fixed deposits		4,000	317,762
Bank balances and cash		107,349	26,546
		118,456	412,988

Notes to the Financial Statements

For the year ended 31 December 2001

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, as modified for revaluation of certain investments in securities as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2001.

The results of subsidiaries acquired or disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill on consolidation

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

In respect of subsidiaries acquired before 1 January 2001, the related positive goodwill has been eliminated against reserves and, as permitted by the SSAP 30, has not been restated. Provision for impairment losses has been made against such goodwill in accordance with SSAP 31. For subsidiaries acquired on or after 1 January 2001, the related positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is carried as an asset in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses.

In respect of acquisitions of associates, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of the interest in associates.

Negative goodwill arising on acquisitions of subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. In respect of subsidiaries acquired before 1 January 2001, the related negative goodwill has been credited to capital reserve. For subsidiaries acquired on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill up to the fair values of the non-monetary assets acquired, is recognised in the consolidated

income statement over the weighted average useful life of depreciable non-monetary assets. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision.

Associates

An associate is an enterprise, in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company. In the Company's balance sheet, investments in associates are stated at cost less provision, if necessary.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% – 33%
Machinery and equipment	10% – 33%

Intangible assets

Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Investments in securities

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment loss

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of corporate management services is recognised when the event management services are rendered.

Other income includes internet security solution services income, sale of computer hardware and software and insurance and management consulting income. Internet security solution services income and insurance and management consulting income are recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Operating leases

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For balance sheet classification, cash equivalents represent assets similar in nature to cash which are not restricted as to use.

Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2001	**2000**
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	224,162	63,740
Corporate management services income	34,912	1,284
Sale of animated films	–	23,473
Others	4,822	11,628
	263,896	100,125
Other revenue		
Interest income	4,216	28,795
Income from unlisted investments	–	66
	4,216	28,861
Revenue	268,112	128,986

4. OTHER NET INCOME

	Group 2001 HK$'000	Group 2000 HK$'000
Gain on disposal of investment securities	–	76,051
Gain on disposal of discontinued operations	–	23,210
Gain on disposal of subsidiaries	–	311
Others	–	336
	–	99,908

5. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group 2001 HK$'000	Group 2000 HK$'000
(a) Finance costs		
Finance charges on obligations under finance leases	1,216	140
(b) Other items		
Amortisation of intangible assets included in other operating expenses	2,471	1,163
Auditors' remuneration	1,182	1,000
Bad debts written off	27,237	42
Provision for doubtful debts	6,170	1,100
Cost of inventories and services provided	214,038	72,570
Depreciation of property, plant and equipment:		
Owned assets	29,937	10,508
Assets held under finance leases	2,197	–
Intangible assets and goodwill written off:		
Intangible assets	44,208	–
Goodwill	70,587	–
Loss on disposal of other investments	3,807	–
Loss on disposal of property, plant and equipment	1,471	152
Loss on disposal of properties held for sale	2,111	–
Operating lease charges on premises	12,612	2,685
Staff costs	122,423	46,228

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001 HK$'000	2000 HK$'000
Fees	–	–
Salaries, other emoluments and other benefits in kind	4,211	3,960
	4,211	3,960

No fees or emoluments were paid to the independent non-executive directors during the year (2000: Nil).

In additions to the above emoluments, certain directors were granted share options under the Company's employee share option scheme. Details of these benefits in kind are disclosed under the paragraph "Directors' Interests in Securities" in the Directors' Report.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2001**	**2000**
Nil	12	6
1,500,001 – 2,000,000	1	1
2,000,001 – 2,500,000	1	1
	14	8

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (2000: two) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (2000: three) individuals were as follows:

	2001	**2000**
	HK$'000	*HK$'000*
Salaries and other emoluments	4,981	3,370
Severance payment	325	–
	5,306	3,370

	Number of individuals	
HK$	**2001**	**2000**
Nil – 1,000,000	–	1
1,000,001 – 1,500,000	–	2
1,500,001 – 2,000,000	3	–
	3	3

7. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Taxation charge of HK$739,000 for the year ended 31 December 2000 represented Peoples' Republic of China income tax calculated at the prevailing rate.

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2001	**2000**
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	504	1,830
Tax losses	(60,412)	(17,952)
	(59,908)	(16,122)

8. NET (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The net (loss)/profit attributable to shareholders includes a loss of the Company amounted to HK$459,819,000 (2000: profit of HK$31,713,000) which has been dealt with in the financial statements of the Company.

9. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2001 was based on the consolidated loss attributable to shareholders of HK$681,315,000 (2000: profit of HK$1,302,000) and on the weighted average number of 1,940,200,731 (2000: 1,731,573,250) ordinary shares in issue during the year.

The fully diluted loss per share for 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The calculation of diluted earnings per share for 2000 was based on the consolidated profit attributable to shareholders of approximately HK$1,302,000 and the diluted weighted average number of 1,825,717,799 ordinary shares. For the purposes of calculating the diluted weighted average number of shares, the dilutive potential ordinary shares resulting from the outstanding share options and convertible preference shares were deemed to be issued as if all outstanding options and convertible preference shares have been exercised on the date when the options and convertible preference shares were granted.

The comparative amount of the earnings per share and diluted earnings per share have been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company during the year.

10. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment *HK$'000*	Leasehold improvement *HK$'000*	Office equipment, furniture and fittings *HK$'000*	Total *HK$'000*
Cost				
At 1 January 2001	84,397	1,326	15,253	100,976
Additions	148,723	746	9,696	159,165
Disposals	(1,127)	(1,134)	(2,740)	(5,001)
At 31 December 2001	**231,993**	**938**	**22,209**	**255,140**
Accumulated depreciation				
At 1 January 2001	7,092	302	2,533	9,927
Charge for the year	25,386	267	6,481	32,134
Disposals	(844)	(337)	(1,168)	(2,349)
At 31 December 2001	**31,634**	**232**	**7,846**	**39,712**
Net book value				
At 31 December 2001	**200,359**	**706**	**14,363**	**215,428**
At 31 December 2000	77,305	1,024	12,720	91,049

The net book value of the Group's property, plant and equipment includes an amount of HK$22,262,000 (2000: HK$794,000) in respect of assets held under finance leases.

Company	**Leasehold improvement** *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Total** *HK$'000*
Cost			
At 1 January 2001	11	1,625	1,636
Additions	–	534	534
Disposals	–	(130)	(130)
At 31 December 2001	**11**	**2,029**	**2,040**
Accumulated depreciation			
At 1 January 2001	4	448	452
Charge for the year	7	510	517
Disposals	–	(44)	(44)
At 31 December 2001	**11**	**914**	**925**
Net book value			
At 31 December 2001	**–**	**1,115**	**1,115**
At 31 December 2000	7	1,177	1,184

11. INTERESTS IN SUBSIDIARIES

	Company	
	2001 *HK$'000*	**2000** *HK$'000*
Unlisted shares, at cost	–	–
Due from subsidiaries	816,300	537,034
Less: Provision	(301,000)	–
	515,300	537,034

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	**Place of incorporation/ operation**	**Issued and fully paid up share capital**	**Percentage of share capital held by the Company** *Directly*	*Indirectly*	**Principal activities**
ZONE Group Inc.	Cayman Islands	US$100	–	100%	Investment holding
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
E-Force Limited	Hong Kong	HK$2	–	100%	Asset holding
EventClicks Global Limited	British Virgin Islands	US$1,075,269	–	93%	Investment holding
EventClicks Limited	Hong Kong	HK$500,000	–	93%	Provision of corporate management services
EventClicks Singapore Pte Limited	Singapore	S$2	–	93%	Provision of corporate management services
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70%	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Singapore Pte Ltd	Singapore	S$2	–	70%	Provision of sales and fulfillment solution
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70%	Insurance brokerage
magictel.com Limited	Hong Kong	HK$1,000	–	100%	Provision of telecommunication services
NETdefence Company Limited	Hong Kong	HK$10,000	–	51%	Provision of internet security solution
China Portal Limited	British Virgin Islands	US$1	100%	–	Investment holding
Crystal Kingdom Limited	British Virgin Islands	US$1	100%	–	Investment holding

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company *Directly*	*Indirectly*	Principal activities
e-Kong Services Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Ventures Limited	British Virgin Islands	US$1	–	100%	Investment holding

The above summary includes those subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

12. INTANGIBLE ASSETS

	Group 2001 *HK$'000*	2000 *HK$'000*
At 1 January		
Opening carrying amount	42,366	781
Additions	4,313	42,748
Amortisation charge	(2,471)	(1,163)
Write-off	(44,208)	–
Closing carrying amount		
At 31 December	–	42,366
At 31 December		
Cost	–	43,529
Accumulated amortisation	–	(1,163)
Closing carrying amount	–	42,366

The write-off of the intangible assets during the year related to business assets and goodwill on business combination in respect of the telecommunication business.

In view of the depressed market for information technology, Internet related businesses and global telecommunication business, the management considered that impairment losses on the intangible assets had occurred and should be recognised during the year.

13. INTERESTS IN ASSOCIATES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of net assets	(1,911)	(1,257)	–	–
Due from associates	6,749	13,944	6,806	9,215
	4,838	12,687	6,806	9,215

Details of associates, all of which are unlisted corporate entities, at the balance sheet date are as follow:

Name of associate	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
CIB (Holdings) Limited	British Virgin Islands	US$1,000	–	28%	Investment holding
Cyber Insurance Brokers(s) Pte Ltd.	Singapore	S$450,000	–	28%	Insurance brokerage

14. INVESTMENT SECURITIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
At cost less provision:		
Equity securities, unlisted	31,434	133,456
Equity securities, listed outside Hong Kong	–	168,925
	31,434	302,381
Market value of listed securities	–	169,642

15. OTHER INVESTMENTS

	Group	
	2001	2000
	HK$'000	*HK$'000*
At fair value:		
Equity securities at market value, listed outside Hong Kong	16,560	–
Securities portfolio, unlisted	31,177	–
	47,737	–

The securities portfolio is made up of listed securities.

16. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	37,943	36,368	–	–
Other receivables				
Deposits, prepayments and other debtors	16,287	37,423	843	14,350
	54,230	73,791	843	14,350

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	Group	
	2001	2000
	HK$'000	*HK$'000*
Current	29,048	23,735
1 to 3 months	5,922	10,736
More than 3 months but less than 12 months	2,973	1,897
	37,943	36,368

17. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting HK$7,107,000 (2000: HK$68,680,000) and HK$3,007,000 (2000: HK$68,680,000) respectively to banks for guarantee.

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank balances and cash	107,349	26,546	90,577	6,677
Time deposits	4,000	317,762	–	312,762
	111,349	344,308	90,577	319,439

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables	42,041	17,783	–	–
Other payables				
Accrued charges and other creditors	56,515	78,378	2,816	477
Due to subsidiaries	–	–	4,521	5,092
Due to an associate	–	1,496	–	1,496
	98,556	97,657	7,337	7,065

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group 2001 *HK$'000*	Group 2000 *HK$'000*
Current	12,617	7,244
1 to 3 months	16,580	8,525
More than 3 months but less than 12 months	12,844	2,014
	42,041	17,783

20. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2001 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Within one year	12,555	617	11,372	582
After 1 year but within 2 years	5,123	–	4,885	–
	17,678	617	16,257	582
Future finance charges	(1,421)	(35)	–	–
Present value of lease obligations	16,257	582	16,257	582

21. ISSUED CAPITAL

	2001		2000	
Authorised	Number of shares	Amount *HK$'000*	Number of shares	Amount *HK$'000*
Preference shares of HK$1 each				
At 1 January and at 31 December	288,929,402	288,929	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1 January	3,000,000,000	60,000	1,500,000,000	30,000
Increase of ordinary shares	3,000,000,000	60,000	1,500,000,000	30,000
At 31 December	6,000,000,000	120,000	3,000,000,000	60,000
Total		408,929		348,929

	2001		2000	
Issued and fully paid	**Number of shares**	**Amount** *HK$'000*	**Number of shares**	**Amount** *HK$'000*
Preference shares of HK$1 each				
At 1 January	9,680,000	9,680	170,970,968	170,971
Converted to ordinary shares	–	–	(161,290,968)	(161,291)
At 31 December	9,680,000	9,680	9,680,000	9,680
Ordinary shares of HK$0.02 each				
At 1 January	1,559,959,336	31,199	1,159,449,380	23,189
Issue of ordinary shares	3,139,294,672	62,786	230,000,000	4,600
Converted from preference shares	–	–	161,290,968	3,226
Exercise of share options	8,000	–	9,218,988	184
At 31 December	4,699,262,008	93,985	1,559,959,336	31,199
Total		103,665		40,879

(a) By an ordinary resolution passed at a special general meeting on 23 November 2001, the authorised ordinary share capital of the Company was increased to HK$120,000,000 by the creation of 3,000,000,000 additional ordinary shares of HK$0.02 each.

(b) In April 2001, share options were exercised to subscribe for 8,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,920.

In December 2001, 3,139,294,672 new ordinary shares of HK$0.02 each were issued by way of a rights issue on the basis of two rights shares for every one existing ordinary share, and two rights shares for every one convertible preference share held, at an issue price of HK$0.0425 per share (the "Rights Issue"). The net proceeds of the Rights Issue are used for providing additional working capital of the Group.

All the new ordinary shares issued during the year rank pari passu in all aspects with the existing ordinary shares of the Company.

(c) According to the provisions of the Company's Bye-laws and the conditions of the issue of the preference shares, the holders of preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted. In each year the preference shares may be converted on any of the following dates:

(i) the date falling on the 30th day after the date on which the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling on the 30th day after the date on which the interim results of the Company in respect of any current accounting period are announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

In addition, as resolved by the directors on 16 December 1998, the preference shares may be converted on every second Wednesday and every last Wednesday of each month, and if such date is not a business day, on the next business day.

The Company may in accordance with the Companies Act of Bermuda and subject to the provisions of the Company's Bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon; (ii) a fixed premium equal to five percent of the amount of such nominal capital; and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary share.

22. SHARE OPTIONS

(a) In accordance with the Company's employee share option scheme (the "Scheme") which was adopted in a special general meeting held on 25 October 1999, the directors of the Company may, at their discretion, invite eligible employees, including executive directors of the Company, to take up share options to subscribe for shares in the Company. Any share option granted can be exercised within the period as set out in the terms and conditions for the Scheme. The subscription price for the Company's share under the Scheme is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the options or the nominal value of the Company's shares.

Details of the share options granted by the Company under the Scheme and the share options outstanding at 31 December 2001 are set out as follows:

			Number of share options				
Date of grant	Exercisable period	Adjusted exercise price *HK$*	At 1 January 2001	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2001
25.10.1999	25.10.2000-24.10.2009	0.14	42,111,235	–	–	–	42,111,235
16.11.1999	16.11.2000-24.10.2009	0.16	6,045,000	–	(8,000)	(1,212,000)	4,825,000
23.12.1999	23.12.2000-24.10.2009	0.20	3,950,000	–	–	–	3,950,000
03.01.2000	03.01.2001-24.10.2009	0.23	3,025,000	–	–	–	3,025,000
24.01.2000	24.01.2000-24.10.2009	0.23	28,700,000	–	–	–	28,700,000
24.01.2000	21.02.2000-24.10,2009	0.23	7,635,000	–	–	(135,000)	7,500,000
25.01.2000	01.03.2000-24.10.2009	0.23	2,500,000	–	–	–	2,500,000
03.03.2000	03.04.2000-24.10.2009	0.76	19,000,000	–	–	–	19,000,000
03.03.2000	03.03.2001-24.10.2009	0.76	3,650,000	–	–	(500,000)	3,150,000
28.04.2000	28.04.2001-24.10.2009	0.33	5,975,000	–	–	(1,060,000)	4,915,000
01.06.2000	01.06.2001 -24.10.2009	0.34	250,000	–	–	(250,000)	-
09.08.2000	09.08.2001-24.10.2009	0.23	1,000,000	–	–	(450,000)	550,000
25.10.2000	25.10.2001-24.10.2009	0.12	10,372,274	–	–	(440,000)	9,932,274
16.05.2001	16.05.2001-01.04.2003	0.08	–	200,000	–	–	200,000
TOTAL			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

The exercise price per share option was adjusted by the multiplier of 0.3320 in January 2002 as a result of completion of the Rights Issue.

(b) During the year, certain subsidiaries of the Company adopted employee share option schemes ("Subsidiary Schemes"), each in terms and conditions as adopted and approved in a special general meeting of the Company held on 25 April 2001, whereby certain directors and chief executive of the Company, who are also directors of these subsidiaries, are eligible under Subsidiary Schemes to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. No share option has ever been granted in any of the Subsidiary Schemes since adoption.

23. RESERVES

	Share premium *HK$'000*	Exchange reserve *HK$'000*	Capital redemption reserve *HK$'000*	Other capital reserve *HK$'000*	Goodwill on consolidation *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
Group							
At 1 January 2000	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Release on disposal of subsidiaries	–	(1,117)	–	1,087	560	–	530
Exchange difference on translation of foreign subsidiaries	–	(388)	–	–	–	–	(388)
Goodwill on acquisition of subsidiaries	–	–	–	–	(7,134)	–	(7,134)
Net profit attributable to shareholders	–	–	–	–	–	1,302	1,302
At 31 December 2000	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	381	–	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
At 31 December 2001	1,187,241	(7)	6	–	–	(933,595)	253,645
Company							
At 1 January 2000	227,407	–	6	–	–	(252,495)	(25,082)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Net profit attributable to shareholders	–	–	–	–	–	31,713	31,713
At 31 December 2000	1,122,734	–	6	–	–	(220,782)	901,958
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Net loss attributable to shareholders	–	–	–	–	–	(459,819)	(459,819)
At 31 December 2001	1,187,241	–	6	–	–	(680,601)	506,646

There were no reserves available for distribution as at 31 December 2001 (2000: Nil).

24. RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2001 *HK$'000*	**2000** *HK$'000*
(Loss)/Profit before taxation	(682,025)	3,995
Interest income	(4,216)	(28,795)
Income from unlisted investments	–	(66)
Interest on obligations under finance leases	1,216	140
Depreciation	32,134	10,508
Loss on disposal of property, plant and equipment	1,471	152
Intangible assets and goodwill written off	114,795	–
Unrealised holding loss on other investments	240,476	–
Provision for diminution in value of investment securities	72,021	8,904
Share of results of associates	752	1,110
Amortisation of long-term investments	–	1,000
Bad debts written off	27,237	42
Provision for doubtful debts	6,170	1,100
Loss on disposal of other investments	3,807	–
Gain on disposal of subsidiaries	–	(23,521)
Gain on disposal of investment securities	–	(76,051)
Amortisation of intangible assets	2,471	1,163
Changes in working capital:		
Properties held for sale	3,734	(3,734)
Inventories	978	(2,399)
Trade and other receivables	(13,185)	(70,275)
Trade and other payables	491	90,114
Effect of exchange rate changes	381	–
Net cash outflow from operating activities	(191,292)	(86,613)

25. MAJOR NON-CASH TRANSACTION

The Group entered into finance lease arrangements in respect of machinery and equipment with a total capital value at the inception of the arrangements of HK$24,601,000 (2000: HK$794,000).

26. PURCHASE OF SUBSIDIARIES

	2001 *HK$'000*	**2000** *HK$'000*
Net liabilities acquired:		
Property, plant and equipment	–	303
Trade and other receivables	759	808
Cash and cash equivalents	397	2,219
Trade and other payables	(408)	(5,203)
	748	(1,873)
Goodwill	1,252	7,122
	2,000	5,249
Satisfied by:		
Cash	2,000	5,000
Direct costs incurred	–	249
	2,000	5,249

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:

	2001 HK$'000	2000 HK$'000
Cash consideration	2,000	5,000
Bank balances and cash acquired	(397)	(2,219)
Cash payment for direct costs	–	249
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	1,603	3,030

27. DISPOSAL OF SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Net assets disposed of:		
Property, plant and equipment	–	10,219
Long-term investments	–	5,757
Inventories	–	2,016
Other investments	15,000	–
Trade and other receivables	–	10,733
Cash and cash equivalents	–	5,068
Trade and other payables	–	(12,952)
Taxation	–	(616)
Minority interests	–	(14,276)
Exchange reserve	–	(1,117)
Other capital reserve	–	1,087
Reserve on consolidation	–	560
	15,000	6,479
Gain on disposal of subsidiaries	–	23,521
	15,000	30,000

Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries:

	2001 HK$'000	2000 HK$'000
Cash consideration	15,000	–
Cash and bank balances disposed	–	(5,068)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	15,000	(5,068)

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Issued capital and share premium *HK$'000*	Obligations under finance leases *HK$'000*	Minority interests *HK$'000*
At 1 January 2000	250,596	–	12,441
Cash inflow/(outflow) from financing	742,046	(212)	–
Inception of finance leases contracts	–	794	–
Share of profit for the year	–	–	1,954
Disposal of subsidiaries	–	–	(14,276)
Conversion of preference shares	161,291	–	–
At 31 December 2000	1,153,933	582	119
Cash inflow/(outflow) from financing	127,293	(8,926)	591
Inception of finance leases contracts	–	24,601	–
Share of loss for the year	–	–	(710)
At 31 December 2001	1,281,226	16,257	–

29. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2001 *HK$'000*	**2000** *HK$'000*	**2001** *HK$'000*	**2000** *HK$'000*
Operating leases which expire:				
Within one year	10,361	4,515	651	1,284
In the second to fifth years inclusive	4,144	1,784	–	31
	14,505	6,299	651	1,315

30. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2001 *HK$'000*	**2000** *HK$'000*
Excess of tax allowances over depreciation	2,691	2,187
Tax losses carried forward	(88,833)	(28,421)
	(86,142)	(26,234)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

31. RELATED PARTY TRANSACTION

During the year, the Group paid international telecommunication services fee of HK$6,563,000 (2000: HK$4,471,000) to Mandarin Communications Limited, a subsidiary of SUNDAY Communications Limited ("SUNDAY"). Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and SUNDAY.

32. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical area of operations of the Group during the year are as follows:

(a) **By business segments**

Year ended 31 December 2001

	Telecom-munication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	224,162	34,912	4,822	263,896
Result				
Loss from operations	(163,391)	(22,612)	(16,107)	(202,110)
Intangible assets and goodwill written off	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
Finance costs				(1,216)
Other operating income and expenses				(50,655)
Unrealised holding loss on other investments				(240,476)
Provision for diminution in value of investment securities				(72,021)
Share of results of associates				(752)
Loss from ordinary activities				(682,025)
Minority interests				710
Net loss attributable to shareholders				(681,315)

Year ended 31 December 2001

	Telecom-munication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
Other information					
Capital expenditure	158,635	3,076	1,234		
Depreciation and amortisation	30,725	1,286	2,076		
Significant non-cash expenses (other than depreciation and amortisation)	7,678	–	271		
Assets					
Segment assets	268,899	8,134	9,715	(382)	286,366
Interests in associates					4,838
Unallocated assets					761,790
Intra-segment elimination					(580,871)
					472,123
Liabilities					
Segment liabilities	618,010	34,629	39,858	(581,253)	111,244
Unallocated liabilities					3,569
					114,813

Year ended 31 December 2000

	Telecom-munication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	63,740	1,284	35,101	100,125
Result				
Loss from operations	(76,864)	(9,777)	(2,607)	(89,248)
Finance costs				(140)
Other operating income and expenses				103,397
Provision for diminution in value of investment securities				(8,904)
Share of results of associates				(1,110)
Profit from ordinary activities before taxation				3,995
Taxation				(739)
Profit after ordinary activities after taxation				3,256
Minority interests				(1,954)
Net profit attributable to shareholders				1,302

Year ended 31 December 2000

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	134,957	3,276	5,779		
Depreciation and amortisation	8,760	345	2,266		
Significant non-cash expenses (*other than depreciation and* amortisation)	1,142	–	–		
Assets					
Segment assets	198,575	2,260	17,070	(303)	217,602
Interests in associates					12,687
Unallocated assets					993,148
Intra-segment elimination					(283,463)
					939,974
Liabilities					
Segment liabilities	340,701	7,651	31,253	(283,766)	95,839
Unallocated liabilities					2,519
					98,358

(b) **By geographical segments**

Year ended 31 December 2001

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	150,319	113,577	263,896
Result			
Loss from operations	(105,181)	(96,929)	(202,110)
Intangible assets and goodwill written off	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
Finance costs			(1,216)
Other operating income and expenses			(50,655)
Unrealised holding loss on other investments			(240,476)
Provision for diminution in value of investment securities			(72,021)
Share of results of associates			(752)
Loss from ordinary activities before taxation			(682,025)
Minority interests			710
Net loss attributable to shareholders			(681,315)
Other information			
Segment assets	313,551	153,734	467,285
Interests in associates			4,838
			472,123
Capital expenditure	92,311	71,167	

Year ended 31 December 2000

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	67,603	32,522	100,125
Result			
Loss from operations	(78,681)	(10,567)	(89,248)
Finance costs			(140)
Other operating income and expenses			103,397
Provision for diminution in value of investment securities			(8,904)
Share of results of associates			(1,110)
Profit from ordinary activities before taxation			3,995
Taxation			(739)
Profit from ordinary activities after taxation			3,256
Minority interests			(1,954)
Net profit attributable to shareholders			1,302
Other information			
Segment assets	786,027	141,260	927,287
Interests in associates			12,687
			939,974
Capital expenditure	47,886	97,253	

33. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

4. UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The following is extracted from the unaudited consolidated interim report of the Group for the six months ended 30 June 2002.

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2002	**2001**
		(Unaudited)	**(Unaudited)**
	Note	*HK$'000*	*HK$'000*
Turnover	2	140,592	126,923
Cost of sales		(102,909)	(101,170)
Gross profit		37,683	25,753
Other revenue	3	1,261	3,747
		38,944	29,500
Distribution costs		(12,736)	(11,296)
Business promotion and marketing expenses		(3,767)	(20,688)
Operating and administrative expenses		(78,756)	(108,469)
Depreciation and amortisation		(22,686)	(16,342)
Loss from operations		(79,001)	(127,295)
Finance costs		(770)	(105)
Intangible assets and goodwill written off		–	(112,956)
Provision for diminution in value of investment securities		(26,882)	(118,945)
Unrealised holding loss on other investments		(8,675)	(177,283)
Share of results of associates		–	(501)
Loss from ordinary activities before taxation		(115,328)	(537,085)
Taxation	4	–	–
Loss from ordinary activities after taxation		(115,328)	(537,085)
Minority interests		–	–
Net loss attributable to shareholders		(115,328)	(537,085)
Loss per share	5		
Basic		(2.45) cents	(29.89) cents
Diluted		N/A	N/A
EBITDA	6	(56,315)	(110,953)

The Company did not declare any dividends and did not have any extraordinary items for each of the six months ended 30 June 2001 and 30 June 2002.

Condensed Consolidated Balance Sheet

	Note	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*7*	211,511	215,428
Interests in associates		4,838	4,838
Investment securities		4,552	31,434
		220,901	251,700
Current assets			
Other investments		24,339	47,737
Trade and other receivables	*8*	44,497	54,230
Pledged deposits		7,714	7,107
Cash and cash equivalents		33,120	111,349
		109,670	220,423
Current liabilities			
Trade and other payables	*9*	78,360	98,556
Current portion of obligations under finance leases		9,694	11,372
		88,054	109,928
Net current assets		21,616	110,495
Total assets less current liabilities		242,517	362,195
Long-term liabilities			
Obligations under finance leases		1,017	4,885
Minority interests		–	–
NET ASSETS		241,500	357,310
CAPITAL AND RESERVES			
Issued capital		103,665	103,665
Reserves		137,835	253,645
		241,500	357,310

Condensed Consolidated Statement of Changes in Equity

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Reserve on consolid-ation (Unaudited) *HK$'000*	Accumu-lated losses (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
As at 1 January 2001	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
Share issued at premium	62,786	70,638	–	–	–	–	133,424
Share issue expenses	–	(6,131)	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	–	381	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
As at 31 December 2001	103,665	1,187,241	(7)	6	–	(933,595)	357,310
Share issue expenses	–	(489)	–	–	–	–	(489)
Exchange difference on translation of foreign subsidiaries	–	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(115,328)	(115,328)
As at 30 June 2002	103,665	1,186,752	–	6	–	(1,048,923)	241,500

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2002	**2001**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Net cash outflow from operating activities	(75,701)	(136,324)
Net cash (outflow)/inflow from returns on investments and servicing of finance	(522)	3,642
Tax Paid	–	–
Net cash outflow from investing activities	(18,769)	(89,978)
Net cash outflow before financing activities	(94,992)	(222,660)
Net cash (outflow)/inflow from financing activities	(6,028)	7,501
Decrease in cash and cash equivalents	(101,020)	(215,159)
Cash and cash equivalents as at 1 January	166,193	412,988
Cash and cash equivalents as at 30 June	65,173	197,829
Analysis of balances of cash and cash equivalents		
Cash and bank balances	33,120	85,291
Pledged deposits	7,714	5,000
Other investments	24,339	107,538
	65,173	197,829

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated interim financial statements are prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) by business segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consoli-dated (Unaudited) *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consoli-dated (Unaudited) *HK$'000*
Turnover						
External sales	131,187	9,405	140,592	105,078	21,845	126,923
Result						
Loss from operations	(62,708)	(8,477)	(71,185)	(84,394)	(21,677)	(106,071)
Intangible assets and goodwill written off	-	-	-	(105,718)	(7,238)	(112,956)
	(62,708)	(8,477)	(71,185)	(190,112)	(28,915)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			-			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

(b) by geographical segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Asia Pacific (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	64,249	76,343	140,592	71,420	55,503	126,923
Result						
Loss from operations	(14,264)	(56,921)	(71,185)	(58,709)	(47,362)	(106,071)
Intangible assets and goodwill written off	–	–	–	(77,263)	(35,693)	(112,956)
	(14,264)	(56,921)	(71,185)	(135,972)	(83,055)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			–			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

3. OTHER REVENUE

	Six months ended 30 June	
	2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Interest income	248	3,747
Others	1,013	–
	1,261	3,747

4. TAXATION

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profits for the period (30 June 2001: Nil).

5. LOSS PER SHARE

The calculation of basic loss per share for the six months ended 30 June 2002 was based upon the consolidated loss attributable to shareholders of HK$115,328,000 (30 June 2001 : HK$537,085,000) and on the weighted average number of 4,699,262,008 (30 June 2001: 1,797,078,196) ordinary shares in issue during the period.

The fully diluted loss per share for 2001 and 2002 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company in December 2001.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

7. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$20.7 million (31 December 2001: HK$159.2 million) and the disposal was approximately HK$6.5 million (31 December 2001: HK$5 million).

8. TRADE AND OTHER RECEIVABLES

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Trade receivables	33,909	37,943
Other receivables		
Deposits, prepayments and other debtors	10,588	16,287
	44,497	54,230

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Current	29,255	29,048
1 to 3 months	3,753	5,922
More than 3 months but less than 12 months	901	2,973
	33,909	37,943

9. TRADE AND OTHER PAYABLES

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Trade payables	42,656	42,041
Other payables		
Accrued charges and other creditors	35,704	56,515
	78,360	98,556

Included in trade and other payables are trade creditors with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Current	16,210	12,617
1 to 3 months	9,993	16,580
More than 3 months but less than 12 months	16,453	12,844
	42,656	42,041

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

5. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

Set out below is the pro forma unaudited consolidated net tangible assets of the Group based on the audited consolidated net assets of the Group as at 31 December 2001 adjusted to reflect the effect of the Rights Issue assuming that 235,447,100 Rights Shares are issued.

	HK$'000
Audited consolidated net assets of the Group as at 31 December 2001	357,310
Unaudited loss attributable to the Shareholders for the six months ended 30 June 2002	(115,328)
Movements in reserves	(482)
Consolidated net tangible assets of the Group immediately before the Rights Issue	241,500
Estimated net proceeds of the Rights Issue	25,750
Pro forma unaudited adjusted consolidated net tangible assets of the Group immediately after the Rights Issue	267,250
Pro forma unaudited adjusted consolidated net tangible assets value per New Share immediately before the Rights Issue *(Note 1)*	HK$1.03
Pro forma unaudited adjusted consolidated net tangible assets value per New Share immediately following the Rights Issue *(Note 2)*	HK$0.57

Notes:

(1) Based on the total number of 235,447,100 New Shares in issue as at the Latest Practicable Date.

(2) Based on the 470,894,200 New Shares which comprise 235,447,100 New Shares in issue and 235,447,100 Rights Shares to be issued pursuant to the Rights Issue (assuming that no Share Options are duly exercised before the Record Date).

6. INDEBTEDNESS

At the close of business on 31 August 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this prospectus, the Group had outstanding obligations under finance leases of approximately HK$9 million. In addition, the Group has pledged various fixed deposits of approximately HK$8 million to banks to secure bank guarantee issued to telecommunication carriers.

Save as aforesaid and apart from intra-group liabilities, the Group did not have at the close of business on 31 August 2002 any outstanding mortgages, charges, debentures or other loan capital, bank loans and overdrafts or other similar indebtedness, liabilities under acceptable credits, obligations under hire purchase contracts or finance leases, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 August 2002.

7. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors are not aware of any circumstances or events that may give rise to a material change in the financial or trading condition or prospects of the Group since 31 December 2001 (the date to which the latest published audited financial statements of the Group were made up).

8. WORKING CAPITAL

The Directors are of the opinion that in the absence of unforeseeable circumstances and after taking into account the net proceeds for the Rights Issue, the Group's internal resources and available borrowing facilities, the Group has sufficient working capital for its present requirements.

1. DISCLOSURE OF INTERESTS

(a) Directors

As at the Latest Practicable Date, the interests of the Directors (including their respective spouses, infant children, related trusts and companies controlled by them) in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which require notification pursuant to section 28 of the SDI Ordinance (including interests which any such Director is taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total Interests
Mr. Siemens	1,435,000 Share Options *(Note 4)*	–	25,676,475 New Shares *(Note 1)*	–	25,676,475 New Shares and 1,435,000 Share Options
Mr. Hicks	1,159,957 New Shares	–	9,341,875 New Shares *(Note 2)*	–	10,501,832 New Shares
Mr. Saran	170,600 New Shares	–	9,176,875 New Shares *(Note 3)*	–	9,347,475 New Shares
Mr. Shane Frederick Weir	5,000 New Shares	–	–	–	5,000 New Shares
Mr. Derrick Francis Bulawa	1,925,925 Share Options *(Note 4)*	–	–	–	1,925,925 Share Options
Mr. Lim Shyang Guey	515,000 Share Options *(Note 4)*	–	–	–	515,000 Share Options

Notes:

1. 1,200,000 New Shares are beneficially owned by Siemens Enterprises Limited, and 24,476,475 New Shares are beneficially owned by Goldstone Trading Limited, both of which are controlled by Mr. Siemens.

2. 9,341,875 New Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. Hicks.

3. 9,176,875 New Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Saran.

4. The Share Options were granted under the Company's employee share option scheme adopted on 25 October 1999.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interest in any equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which he was taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, except for Mr. Siemens, Mr. Saran and Mr. Hicks each beneficially owned 1/3 of the shareholding interest of Interventure, none of the Directors had any interest in the securities of the Underwriter.

None of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group since 31 December 2001 (being the date to which the latest published audited accounts of the Company were made up) or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which has been entered into by the Underwriter or which is significant in relation to the business of the Group.

None of the Directors have entered, or are proposing to enter, into any service contract with the Company or any of its subsidiaries or associated companies which is not expiring or determinable by the Group within twelve months without payment of compensation (other than statutory compensation), or which has been entered into or amended within six months before the date of the Announcement.

No benefit (other than statutory compensation) will be given to any Director as compensation for loss of office in any member of the Group or otherwise in connection with the Rights Issue.

As at the Latest Practicable Date, there was no agreement or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of the Rights Issue or otherwise connected with the Rights Issue.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) exists between Interventure or any person acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Rights Issue.

(b) The Company and its subsidiaries

None of the subsidiaries of the Company, nor pension funds of the Company or of a subsidiary of the Company, nor any fund managed on a discretionary basis by any fund manager connected with the Company had any interest in the securities of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date, none of the Company or any of its subsidiaries had any interest in the securities of the Underwriter.

(c) Directors of the Underwriter

The details of the securities of the Company owned by the directors of the Underwriter, namely, Mr. Siemens, Mr. Saran and Mr. Hicks (including their spouses, infant children, related trusts and companies controlled by them) are disclosed in section (a) above.

(d) The Underwriter

Except Mr. Siemens, Mr. Saran and Mr. Hicks, neither the Underwriter nor the parties acting in concert with it had any interest in the securities of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Underwriter and other persons that the Rights Shares to be acquired by the Underwriter under the Underwriting Agreement will be transferred to that person.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) between the Underwriter or parties acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Rights Issue.

(e) Others

As at the Latest Practicable Date, none of Quam Capital Limited and Moores Rowland had any interest in the securities of the Company or any shareholding in any member of the Group or had the right to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

2. SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, the following Shareholder had an interest in ten per cent or more of the issued ordinary share capital of the Company as recorded in the register of substantial Shareholder maintained by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name of Shareholder	Number of New Shares held	Percentage of the total issued ordinary share capital
Mr. Siemens	25,676,475 *(Note)*	10.91%

Note: 1,200,000 New Shares are beneficially owned by Siemens Enterprises Limited and 24,476,475 New Shares are beneficially owned by Goldstone Trading Limited, both of which are controlled by Mr. Siemens.

So far as is known to any director or chief executive of the Company, there are no other persons (other than a director or chief executive of the Company) who, as at the Latest Practicable Date were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. DIRECTORS

Executive Directors

Mr. Siemens, 57, Chairman, joined the Group in January 2000. Mr. Siemens is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. Mr. Siemens is also the Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for almost 30 years. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr. Siemens, as Group Managing Director of Hutchison Telecommunications Limited, was also involved in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr. Saran, 51, was appointed as Deputy Chairman and Executive Director of the Company in December 2001. Actively involved in top-level management and the strategic development of the Company, Mr. Saran is also an Executive Director of SUNDAY Communications Limited and Distacom Communications Limited. Mr. Saran was formerly with Hutchison Telecommunications in Hong Kong responsible for the development and execution of new business in the United Kingdom, Thailand, Malaysia,

India, Taiwan and China. Mr. Saran has nearly 20 years of experience in the telecommunications industry. He received his B. Tech degree from the Indian Institute of Technology at Kanpur in 1973 and his MBA from Syracuse University in 1977.

Mr. Derrick Francis Bulawa, 38, joined the Group in September 1999 as Chief Executive Officer and was appointed in October 1999 as Executive Director. As CEO of the Company, Mr. Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is also the Group's chief strategist and his responsibilities include paying personal attention to investor relations and the Group's worldwide services businesses. Mr. Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications where he worked extensively in the Asian satellite, data and telecommunications sectors. He has more than 16 years of entrepreneurial and communications experience in the United States and Asia. Mr. Bulawa received his Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr. Lim Shyang Guey, 43, was appointed as Executive Director and Vice-President, Corporate Development of the Company in October 1999. Mr. Lim is responsible for executing the Group's corporate strategy and overseeing major shareholder and investor issues. He also plays an active role as Executive Director on the Company's Board of Directors and was one of the core creators of the Group's unique business vision. He has more than 13 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

The business address for each of the Executive Directors is Room 4101-5, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Non-executive Director

Mr. Hicks, 41, was appointed as Non-executive Director of the Company in December 2001. Mr. Hicks is the Group Managing Director of SUNDAY Communications Limited. He has been a partner of Distacom Communications Limited since 1994 and currently serves as an Executive Director and the Distacom group's Chief Technology Officer. Prior to joining Distacom, Mr. Hicks was with Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987. The business address of Mr. Hicks is 16/F East, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Independent non-executive Directors

Mr. Shane Frederick Weir, 48, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a consultant of Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr. Weir's practice as solicitor concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada in 1978 and was admitted as a solicitor in the United Kingdom as well as in Hong Kong in 1992. The business address of Mr. Weir is 5th Floor, Landmark East, 12 Ice House Street, Central, Hong Kong.

Mr. Matthew Brian Rosenberg, 31, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Vice-President of International Sales & Operations for Forgent Networks, Inc. (formerly known as Global Scheduling Solutions ("GSS")). He comes to GSS with a diverse background spanning over 9 years in Internet & telecom technology, revenue driven channel management and strategic business planning. His international management experience spans both Asia, Australia and Europe, abilities in several languages, and success in developing business models and revenues in both regions of the world. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts. The business address of Mr. Rosenberg is Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom.

4. LEGAL ADVISERS, AUDITORS, SHARE REGISTRARS AND PRINCIPAL BANKERS OF THE COMPANY

Registered Office	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Head office and principal place of business	Room 4101-5, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Authorised representatives	Mr. Derrick Francis Bulawa Room 4101-5, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
	Ms. Wang Poey Foon, Angela 24th Floor, Entertainment Building 30 Queen's Road Central Hong Kong

Legal advisers	*As to Hong Kong law:* **Angela Wang & Co.** 24th Floor, Entertainment Building 30 Queen's Road Central Hong Kong *As to Bermuda law:* **Conyers, Dill & Pearman** 2901 One Exchange Square 8 Connaught Place Central Hong Kong
Auditors	**Moores Rowland** *Chartered Accountants* *Certified Public Accountants* 34th Floor The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong
Principal share registrars and transfer office in Bermuda	**Butterfield Fund Services (Bermuda) Limited** *(formerly known as Butterfield Corporate Services Limited)* Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch share registrars and transfer office in Hong Kong	**Secretaries Limited** 5th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Principal bankers	**The Hongkong and Shanghai Banking Corporation Limited** 1 Queen's Road Central Hong Kong **Bank of China (Hong Kong) Limited** Bank of China Tower 1 Garden Road Central, Hong Kong

5. EXPENSES

The expenses in connection with the Rights Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges are estimated to amount to approximately HK$2.5 million and are payable by the Company.

6. LITIGATION

e-Force Limited ("e-Force"), a subsidiary of the Company, entered into a service agreement with a supplier in November 2000 regarding the enhancement of a service platform for the telecommunication business of the Group. The Group has disagreed with the supplier over the performance and acceptance of certain products delivered and services rendered. Hence, e-Force has not yet settled the final fee of US$550,000 (approximately HK$4,279,000) which is the amount involved in the dispute and which is contracted to become due and payable when e-Force is satisfied with such products and services. Notwithstanding negotiations with the supplier are still ongoing, the supplier's legal advisers have issued a request for payment stating that legal action will be commenced if settlement is not made by 22 November 2002. The Group will seek further negotiations with the supplier to settle the dispute.

The Directors are of the opinion that the possible litigation from the supplier will not have any impact on the operations and no material impact on the financial condition of the Group.

Save as disclosed above, no member of the Group is engaged in any litigation or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

7. MATERIAL CONTRACTS

The contracts which have been entered into by members of the Group within two years preceding the Latest Practicable Date, which are not in the ordinary course of business and which are or may be material are as follows:

(a) the Underwriting Agreement, of which the maximum commission to be paid by the Company to the Underwriter will be approximately HK$468,010; and

(b) the underwriting agreement dated 4 October 2001 entered into between the Company and Quam Securities Company Limited relating to the underwriting of a rights issue. An underwriting commission of HK$4,312,773.08 was paid by the Company to Quam Securities Company Limited.

8. GENERAL

(a) The head office and principal place of business of the Company in Hong Kong is at Room 4101–5, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(b) The branch share registrars and transfer office of the Company in Hong Kong is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(c) The secretary of the Company is Ms. Wang Poey Foon, Angela, LLB (Hons).

(d) The English text of this document shall prevail over the Chinese text for the purpose of interpretation.

9. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES IN HONG KONG AND BERMUDA

Copies of the Rights Issue Documents have been registered with the Companies Registry in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Copies of the Rights Issue Documents have been filed with the Registrar of Companies in Bermuda as required by the Companies Act 1981 of Bermuda.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on weekdays (except Saturdays and public holidays) at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong from the date of this prospectus up to and including 13 December 2002:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31 December 2000 and 31 December 2001;

(c) the interim report of the Company for the six months ended 30 June 2002;

(d) the material contracts referred to under the section headed "Material Contracts" in this appendix;

(e) the irrevocable undertakings from Mr. Siemens, Mr. Saran and Mr. Hicks;

(f) the circular of the Company relating to the Rights Issue dated 28 October 2002; and

(g) this prospectus.

8. 一般事項

(a) 本公司於香港之總部及主要營業地點為香港灣仔皇后大道東183號合和中心4101-5室。本公司之註冊辦事處為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda。

(b) 本公司之股份過戶登記處香港分處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(c) 本公司之公司秘書為王培芬女士LLB (Hons)。

(d) 本文件之中英文版本如有歧義，概以英文為主。

9. 送呈予香港及百慕達公司註冊處之文件

供股文件副本已按公司條例第342C節（香港法例第32章）於香港公司註冊處登記。供股文件副本亦已按百慕達一九八一年公司條例於百慕達公司註冊處存檔。

10. 備查文件

下列文件之副本由本供股章程刊發日期起直至及包括二零零二年十二月十三日止期間內之平日（星期六及公眾假期除外）之一般辦公時間內於香港金鐘道89號力寶中心第二座3805室可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本公司截至二零零零年十二月三十一日及二零零一年十二月三十一日止兩個年度之年報；

(c) 本公司截至二零零二年六月三十日止六個月之中期報告；

(d) 本附錄「重要合約」一節所提述之重要合約；

(e) Siemens先生、Saran先生及Hicks先生作出之不可撤回承諾；

(f) 本公司有關於二零零二年十月二十八日之供股通函；及

(g) 本供股章程。

5. 開支

有關供股之開支，包括財務顧問費、包銷佣金、印刷、註冊、翻譯、法律及會計費用估計約達2,500,000港元並由本公司支付。

6. 訴訟

於二零零零年十一月，本公司之附屬公司e-Force Limted(「e-Force」)與一間供應商就有關為本集團之電訊業務提升服務平台訂立一項服務協議。本集團與供應商就所提供之若干產品及服務之表現及接收出現意見分歧，故此，e-Force並未繳付糾紛當中涉及之最後一筆費用550,000美元(約4,279,000港元)，按訂約此筆款項須待e-Force信納該等產品及服務後始行到期支付。儘管本集團現時仍就此與供應商進行磋商，惟供應商之法律顧問已發出要求償付款項，聲明倘未能於二零零二年十一月二十二日償還款項將採取法律行動。本集團將與供應商尋求進一步磋商以解決糾紛。

董事認為供應商可能提出之訴訟對本集團之營運並無任何影響，而對本集團之財政狀況亦無任何重大影響。

除上文所述者外，本集團任何成員公司概無涉及任何重大訴訟或索償，且就董事所知，本公司或其任何附屬公司概無面對任何尚未解決或面臨威脅之重大訴訟或索償。

7. 重要合約

本集團之成員公司於最後實際可行日期前兩年內訂立之非一般業務以及可能屬重大性質之合約如下：

(a) 包銷協議，其中本公司將支付予包銷商之佣金上限將約為468,010港元；及

(b) 一份由本公司與嘉洛證券有限公司於二零零一年十月四日訂立之包銷協議，乃有關一項供股事項之包銷。本公司向嘉洛證券有限公司支付之包銷佣金為4,312,773.08港元。

法律顧問	*香港法律方面：* **王培芬律師事務所** 香港 中環 皇后大道中30號 娛樂行大廈24樓 *百慕達法律方面：* Conyers, Dill & Pearman 香港 中環干諾廣場8號 交易廣場第一期2901室
核數師	**摩斯倫會計師事務所** *特許會計師* *執業會計師* 香港 銅鑼灣 希慎道33號 利園廣場34樓
百慕達主要股份過戶登記處	**Butterfield Fund Services (Bermuda) Limited** *(前稱Butterfield Corporate Services Limited)* Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	**秘書商業服務有限公司** 香港 干諾道中111號 永安中心5樓
主要往來銀行	**香港上海滙豐銀行有限公司** 香港 皇后大道中1號 **中國銀行(香港)有限公司** 香港 中環 花園道1號 中銀大廈

獨立非執行董事

韋雅成先生，48歲，於二零零一年八月獲委任為本公司之獨立非執行董事。韋雅成先生為Weir & Associates, Solicitors & Notaries之顧問。韋雅成先生於加拿大出生及接受教育。韋雅成先生專責處理有關公司商業稅務及證券等事宜之律師工作。彼自一九八五年起在香港執業，並於香港之Phillips & Vineberg律師事務所效力多年。該律師事務所為北美洲歷史最悠久及最受人景仰的律師事務所之一。韋雅成先生於一九七八年在加拿大獲得律師、大律師及公證人之資格，並於一九九二年在英國及香港獲認許為律師。韋先生之營業地址為香港中環雪廠街12號置地廣場東翼5樓。

Matthew Brian Rosenberg先生，31歲，於二零零一年八月獲委任為本公司之獨立非執行董事。Rosenberg先生現為Forgent Networks, Inc.（前稱Global Scheduling Solutions（「GSS」））之國際銷售及營運副總裁。在加入GSS之前，Rosenberg先生曾從事多方面的工作，積逾九年豐富經驗，曾涉獵的工作層面包括互聯網及電訊技術、收入來源渠道管理及策略性業務計劃。彼擁有亞洲、澳洲及歐洲之國際管理經驗，能操多國語言，以及在亞洲及歐洲成功發展業務模式及開發收入來源。彼持有麻省University of Amherst之日文及西班牙文文學士學位。Rosenberg先生之營業地址為Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom。

4. 本公司之法律顧問、核數師、股份過戶登記處及主要往來銀行

註冊辦事處	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
總部及主要營業地點	香港 灣仔 皇后大道東183號 合和中心4101-5室
法定代表	Derrick Francis Bulawa先生 香港 灣仔 皇后大道東183號 合和中心4101-5室 王培芬女士 香港 中環 皇后大道中30號 娛樂行大廈24樓

來西亞、印度、台灣及中國之新業務。Saran先生於電訊業擁有近二十年經驗。彼於一九七三年獲坎普爾Indian Institute of Technology頒發科技學士學位，並於一九七七年獲Syracuse University頒發工商管理碩士學位。

Derrick Francis Bulawa先生，38歲，於一九九九年九月加盟本集團出任行政總裁，並於一九九九年十月獲委任為執行董事。作為本公司之行政總裁，Bulawa先生專責發展及執行集團獨有的行業匯聚式服務。Bulawa先生亦為集團之策劃總監，專責處理集團與投資者之關係及集團之全球服務業務。Bulawa先生為衛星電視的主要創辦成員，曾任以美國為基地之UNIFI Communications之首席營運總監，在亞洲衛星、數據及電訊方面擁有豐富經驗。Bulawa先生在美國及亞洲積逾十六年企業及電訊業務經驗。Bulawa先生持有美國DeVry科技學院電子工程技術理學士學位。

林祥貴先生，43歲，於一九九九年十月獲委任為本公司執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理有關主要股東及投資者之事宜。林先生作為執行董事亦積極參與本公司董事會之工作，亦為本集團獨有業務計劃的創建核心成員之一。林先生在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業積逾十三年經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

各執行董事之營業地址為香港灣仔皇后大道東183號合和中心4101-5室。

非執行董事

Hicks先生，41歲，於二零零一年十二月獲委任為本公司之非執行董事。Hicks先生為SUNDAY Communications Limited之集團董事總經理。自一九九四年，Hicks先生為Distacom Communications Limited之合夥人，現任執行董事及Distacom集團之首席技術總裁。在加入Distacom前，Hicks先生曾效力和記電訊，負責香港之技術運作及積極參與發展亞洲及歐洲之新業務。Hicks先生為加拿大人士，在美國Motorola Inc.開展其事業。彼於一九八三年取得密芝根科技大學之電機工程學士學位及於一九八七年在瑞士日內瓦之國際管理學院取得工商管理碩士學位。Hicks先生之營業地址為香港鰂魚涌英皇道979號太古坊和域大廈東翼16樓。

2. 主要股東

於最後實際可行日期，根據披露權益條例第16(1)條須存置之主要股東名冊顯示，以下股東擁有本公司已發行普通股本10%或以上權益：

股東姓名	持有新股份數目	佔全部已發行普通股本之百分比
Siemens先生	25,676,475 *(附註)*	10.91%

附註： 1,200,000股新股份由Siemens Enterprises Limited實益擁有，而24,476,475股新股份則由Goldstone Trading Limited實益擁有，兩家公司均由Siemens先生所控制。

就本公司任何董事或行政總裁所知，於最後實際可行日期，概無其他人士(本公司董事或行政總裁除外)直接或間接實益擁有可在本集團任何成員公司之股東大會上在所有情況下投票之任何類別股本或有關該股本之任何購股權之面值10%或以上之權益。

3. 董事

執行董事

Siemens先生，57歲，主席，於二零零零年一月加入本集團。Siemens先生為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員。Siemens先生從事電訊業務達三十年。於加拿大出生及長大，Siemens先生受特許會計師訓練，及於一九七九年來港。於一九八四年，Siemens先生與和記黃埔及摩托羅拉一起參與成立和記電話有限公司。Siemens先生作為和記電訊有限公司之集團董事總經理之同時，亦參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，且亦參與和記以「Orange」品牌經營之歐洲推展流動電訊業務及該公司在歐洲推行電訊服務之策略。

Saran先生，51歲，於二零零一年十二月獲委任為本公司副主席兼執行董事，彼積極參與本公司之高層管理及策略性發展，Saran先生亦為SUNDAY Communications Limited及Distacom Communications Limited之執行董事。Saran先生之前於香港和記電訊任職，負責發展及執行和記電訊於英國、泰國、馬

(b)　本公司及其附屬公司

於最後實際可行日期，本公司之任何附屬公司、本公司或其附屬公司之退休基金或與本公司有關連之任何基金經理所全權管理之任何基金概無擁有本公司證券之任何權益。

於最後實際可行日期，本公司或其任何附屬公司概無於包銷商證券中擁有任何權益。

(c)　包銷商之董事

由包銷商之董事Siemens先生、Saran先生及Hicks先生(包括彼等之配偶、未成年子女、由彼等控制之相關信託及公司)擁有之本公司證券詳情於上文(a)節披露。

(d)　包銷商

於最後實際可行日期，除Siemens先生、Saran先生及Hicks先生外，包銷商及與其一致行動人士概無於本公司證券中擁有任何權益。

於最後實際可行日期，包銷商及其他人士概無訂立有關轉讓根據包銷協議將予收購之供股股份予該人士之任何協議、安排或諒解備忘錄。

於最後實際可行日期，包銷商或與其一致行動人士及任何董事、剛離任董事、股東或前任股東概無訂立任何與供股有關或取決於供股之協議、安排或諒解備忘錄(包括任何賠償安排)。

(e)　其他

於最後實際可行日期，華富嘉洛證券融資有限公司及摩斯倫會計師事務所概無擁有本公司任何證券之任何權益或本集團任何成員之任何股權，或認購或提名其他人士認購本集團任何成員之證券之權利。

除以上披露者外，於最後實際可行日期，本公司各董事概無在本公司或任何聯營公司(定義見披露權益條例)之任何股本或債券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之任何權益(包括彼等根據披露權益條例第三十一條或其附表第一部份被視作或當作擁有之權益)，或根據披露權益條例第二十九條須登記於該條例所述之登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定須知會本公司及聯交所之權益。

於最後實際可行日期，除Siemens先生、Saran先生及Hicks先生各自實益擁有Interventure三分之一股權外，各董事概無擁有包銷商任何證券之權益。

概無董事於自二零零一年十二月三十一日(即編製本公司最新刊發之經審核賬目之日期)以來由本集團任何成員公司收購或出售或租賃或擬收購、出售或租賃予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

概無董事於任何由包銷商訂立或對本集團業務而言屬重大並於最後實際可行日期仍然生效之合約或安排中擁有重大權益。

概無董事與本公司或其任何附屬公司或聯營公司訂立或擬訂立本集團不可於十二個月內終止而毋須作出賠償(法定賠償除外)或於該公佈日期前六個月內訂立或修訂之服務合約。

概無董事將會獲取任何利益(法定賠償除外)作為本集團任何成員公司之離職補償或與供股有關之其他補償。

於最後實際可行日期，任何董事與任何其他人士之間概無訂立以供股之結果為條件、或取決於供股之結果或與供股之其他方面有關之協議或安排。

於最後實際可行日期，Interventure或任何與其一致行動人士以及任何董事、剛離任董事、股東或前任股東之間概無訂立與供股有關或取決於供股之協議、安排或諒解備忘錄(包括任何賠償安排)。

1. 權益披露

(a) 董事

於最後實際可行日期，本公司各董事(包括彼等各自之配偶、未成年子女、由彼等控制之相關信託及公司)在本公司或其任何聯營公司(定義見披露權益條例)證券中擁有根據披露權益條例第二十八條須作出知會之權益(包括董事根據披露權益條例第三十一條或其附表第一部分被視作或當作擁有之權益)，或根據上市規則所載上市公司董事進行證券交易標準守則之規定須作出知會之權益如下：

董事姓名	個人權益	家族權益	公司權益	其他權益	權益總額
Siemens先生	1,435,000份購股權 *(附註4)*	–	25,676,475股新股份 *(附註1)*	–	25,676,475股新股份及1,435,000份購股權
Hicks先生	1,159,957股新股份	–	9,341,875股新股份 *(附註2)*	–	10,501,832股新股份
Saran先生	170,600股新股份	–	9,176,875股新股份 *(附註3)*	–	9,347,475股新股份
韋雅成先生	5,000股新股份	–	–	–	5,000股新股份
Derrick Francis Bulawa先生	1,925,925份購股權 *(附註4)*	–	–	–	1,925,925份購股權
林祥貴先生	515,000份購股權 *(附註4)*	–	–	–	515,000份購股權

附註：

1. 1,200,000股新股份由Siemens Enterprises Limited實益擁有，而24,476,475股新股份則由Goldstone Trading Limited實益擁有，兩家公司均由Siemens先生所控制。

2. 9,341,875股新股份由Hicks先生控制之公司Great Wall Holdings Limited實益擁有。

3. 9,176,875股新股份由Saran先生控制之公司Future (Holdings) Limited實益擁有。

4. 購股權乃根據本公司於一九九九年十月二十五日採納之僱員購股權計劃(經修訂)授出。

6. 債項聲明

於二零零二年八月三十一日(即本供股章程付印前為確定本債項聲明之最後實際可行日期)營業時間結束時，本集團根據融資租賃應付款項約為9,000,000港元。此外，本集團已將數項約值8,000,000港元之定期存款質押予銀行，作為給予電訊營辦商之銀行擔保之抵押。

除前述者及集團內公司間之負債外，於二零零二年八月三十一日營業時間結束時，本集團並無任何尚未償還之按揭、押記、債券或其他借貸資本、銀行貸款或透支或其他類似債項、承兑信貸項下之負債、分期付款合約或融資租約項下之責任、擔保或其他重大或然負債。

就上述債項聲明而言，外幣金額已根據二零零二年八月三十一日營業時間結束時之適用匯率換算為港元。

7. 重大變動

於最後實際可行日期，董事並不知悉有任何情況或事件足以對本集團自二零零一年十二月三十一日(即編製本集團最近刊發之經審核財務報表之日)以來之財政或經營狀況或前景產生重大變動。

8. 營運資金

董事認為，在並無不可預見之情況下及計及供股所得款項淨額、本集團之內部資源及可用之貸款融資後，本集團擁有充足之營運資金以應付其現時之需要。

5. 本集團之備考未經審核經調整綜合有形資產淨值

以下為本集團以本集團於二零零一年十二月三十一日之經審核綜合資產淨值為基準並經就供股之影響（假設235,447,100股供股股份已予發行）作出調整之備考未經審核綜合有形資產淨值。

	千港元
本集團於二零零一年十二月三十一日之經審核綜合資產淨值	357,310
截至二零零二年六月三十日止六個月之未經審核股東應佔虧損	(115,328)
儲備之變動	(482)
緊接供股前本集團之綜合有形資產淨值	241,500
預計供股所得款項淨額	25,750
緊隨供股後本集團之備考未經審核經調整綜合有形資產淨值	267,250
緊接供股前每股新股份之備考未經審核經調整綜合有形資產淨值 *(附註1)*	1.03港元
緊隨供股後每股新股份之備考未經審核經調整綜合有形資產淨值 *(附註2)*	0.57港元

附註：

(1) 根據最後實際可行日期已發行之235,447,100股新股份計算。

(2) 根據緊隨股本重組後已發行之235,447,100股新股份及根據供股而將予發行之235,447,100股供股股份所組成之470,894,200股新股份計算（假設於記錄日期前並無正式行使任何購股權）。

9.　貿易及其他應付款項

	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
應付貿易款項	42,656	42,041
其他應付款項		
應計費用及其他應付款項	35,704	56,515
	78,360	98,556

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
即期	16,210	12,617
1至3個月	9,993	16,580
超過3個月但少於12個月	16,453	12,844
	42,656	42,041

10.　比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

由於潛在普通股將減低每股虧損，並被視為具反攤薄影響，因此並無呈列二零零一年及二零零二年之每股全面攤薄虧損。

每股虧損之比較數字已就本公司於二零零一年十二月供股而發行3,139,294,672股股份之影響作出調整。

6. EBITDA

EBITDA指未扣除利息開支、稅項、折舊、攤銷、無形資產及商譽撇銷、證券投資減值撥備、持有其他投資之未變現虧損及本集團應佔聯營公司業績前之盈利。

7. **購置及出售物業、機器及設備**

期內，本集團購置約值20,700,000港元(二零零一年十二月三十一日：159,200,000港元)之物業、機器及設備，並出售約值6,500,000港元(二零零一年十二月三十一日：5,000,000港元)之物業、機器及設備。

8. **貿易及其他應收款項**

	二零零二年 六月 三十日 (未經審核) *千港元*	二零零一年 十二月 三十一日 (經審核) *千港元*
應收貿易款項	33,909	37,943
其他應收款項		
按金、預付款項及其他應收款項	10,588	16,287
	44,497	54,230

本集團信貸額之信貸期主要為30日至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備)，有關賬齡分析如下：

	二零零二年 六月 三十日 (未經審核) *千港元*	二零零一年 十二月 三十一日 (經審核) *千港元*
即期	29,255	29,048
1至3個月	3,753	5,922
超過3個月但少於12個月	901	2,973
	33,909	37,943

(b)　*按地區劃分：*

	截至二零零二年六月三十日止六個月			截至二零零一年六月三十日止六個月		
	亞太區	北美洲	綜合	亞太區	北美洲	綜合
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額						
對外銷售	64,249	76,343	140,592	71,420	55,503	126,923
業績						
經營虧損	(14,264)	(56,921)	(71,185)	(58,709)	(47,362)	(106,071)
無形資產及商譽撇銷	–	–	–	(77,263)	(35,693)	(112,956)
	(14,264)	(56,921)	(71,185)	(135,972)	(83,055)	(219,027)
融資成本			(770)			(105)
其他經營收入及開支			(7,816)			(21,224)
持有其他投資之未變現虧損			(8,675)			(177,283)
證券投資減值撥備			(26,882)			(118,945)
應佔聯營公司業績			–			(501)
股東應佔虧損淨額			(115,328)			(537,085)

3.　其他收入

	六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	*千港元*
利息收入	248	3,747
其他	1,013	–
	1,261	3,747

4.　稅項

由於本集團在期內並無應課稅溢利(二零零一年六月三十日：無)，因此並無對香港利得稅及海外稅項作出撥備。

5.　每股虧損

截至二零零二年六月三十日止六個月之每股基本虧損乃按股東應佔綜合虧損115,328,000港元(二零零一年六月三十日：537,085,000港元)及期內已發行普通股之加權平均數4,699,262,008股(二零零一年六月三十日：1,797,078,196股)計算。

附註：

1. **編製基準及會計政策**

簡明綜合中期財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」及香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16所載的適用披露之規定而編製。

2. **營業額及分類資料**

本集團於本期間按其主要業務及營運地區劃分之營業額及業績分析如下：

(a) *按業務劃分：*

	截至二零零二年六月三十日止六個月			截至二零零一年六月三十日止六個月		
	電訊服務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*	電訊服務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	131,187	9,405	140,592	105,078	21,845	126,923
業績						
經營虧損	(62,708)	(8,477)	(71,185)	(84,394)	(21,677)	(106,071)
無形資產及商譽攤銷	–	–	–	(105,718)	(7,238)	(112,956)
	(62,708)	(8,477)	(71,185)	(190,112)	(28,915)	(219,027)
融資成本			(770)			(105)
其他經營收入及開支			(7,816)			(21,224)
持有其他投資之未變現虧損			(8,675)			(177,283)
證券投資減值撥備			(26,882)			(118,945)
應佔聯營公司業績			–			(501)
股東應佔虧損淨額			(115,328)			(537,085)

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年 (未經審核) *千港元*	二零零一年 (未經審核) *千港元*
經營業務之現金流出淨額	(75,701)	(136,324)
投資回報及融資成本之現金(流出)／流入淨額	(522)	3,642
已繳稅項	–	–
投資業務之現金流出淨額	(18,769)	(89,978)
融資前之現金流出淨額	(94,992)	(222,660)
融資之現金(流出)／流入淨額	(6,028)	7,501
現金及現金等值項目減少	(101,020)	(215,159)
於一月一日之現金及現金等值項目	166,193	412,988
於六月三十日之現金及現金等值項目	65,173	197,829
現金及現金等值項目之結餘分析		
現金及銀行結存	33,120	85,291
已抵押存款	7,714	5,000
其他投資	24,339	107,538
	65,173	197,829

簡明綜合權益變動表

	股本（未經審核）千港元	股份溢價（未經審核）千港元	滙兑儲備（未經審核）千港元	資本贖回儲備（未經審核）千港元	綜合賬目之儲備（未經審核）千港元	累計虧損（未經審核）千港元	總額（未經審核）千港元
於二零零一年一月一日	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
發行股份之溢價	62,786	70,638	–	–	–	–	133,424
發行股份之開支	–	(6,131)	–	–	–	–	(6,131)
兑換海外附屬公司時之滙兑差額	–	–	381	–	–	–	381
撤銷綜合賬目時之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	103,665	1,187,241	(7)	6	–	(933,595)	357,310
發行股份之開支	–	(489)	–	–	–	–	(489)
兑換海外附屬公司時之滙兑差額	–	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(115,328)	(115,328)
於二零零二年六月三十日	103,665	1,186,752	–	6	–	(1,048,923)	241,500

簡明綜合資產負債表

	附註	二零零二年六月三十日(未經審核) *千港元*	二零零一年十二月三十一日(經審核) *千港元*
資產及負債			
非流動資產			
物業、機器及設備	7	211,511	215,428
聯營公司權益		4,838	4,838
證券投資		4,552	31,434
		220,901	251,700
流動資產			
其他投資		24,339	47,737
貿易及其他應收款項	8	44,497	54,230
已抵押存款		7,714	7,107
現金及現金等值項目		33,120	111,349
		109,670	220,423
流動負債			
貿易及其他應付款項	9	78,360	98,556
財務租賃承擔之即期部份		9,694	11,372
		88,054	109,928
流動資產淨值		21,616	110,495
總資產減流動負債		242,517	362,195
長期負債			
財務租賃承擔		1,017	4,885
少數股東權益		–	–
資產淨值		241,500	357,310
資本及儲備			
已發行股本		103,665	103,665
儲備		137,835	253,645
		241,500	357,310

4. 截至二零零二年六月三十日止六個月之未經審核綜合財務業績

下文為摘錄自本集團截至二零零二年六月三十日止六個月之未經審核綜合中期報告。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零二年 （未經審核） 千港元	 二零零一年 （未經審核） 千港元
營業額	2	140,592	126,923
銷售成本		(102,909)	(101,170)
毛利		37,683	25,753
其他收入	3	1,261	3,747
		38,944	29,500
分銷成本		(12,736)	(11,296)
業務宣傳及市場推廣開支		(3,767)	(20,688)
營運及行政開支		(78,756)	(108,469)
折舊及攤銷		(22,686)	(16,342)
經營虧損		(79,001)	(127,295)
融資成本		(770)	(105)
無形資產及商譽撇銷		–	(112,956)
證券投資減值撥備		(26,882)	(118,945)
持有其他投資之未變現虧損		(8,675)	(177,283)
應佔聯營公司業績		–	(501)
除税前經常業務虧損		(115,328)	(537,085)
税項	4	–	–
除税後經常業務虧損		(115,328)	(537,085)
少數股東權益		–	–
股東應佔虧損淨額		(115,328)	(537,085)
每股虧損	5		
基本		(2.45)仙	(29.89)仙
攤薄		不適用	不適用
EBITDA	6	(56,315)	(110,953)

截至二零零一年六月三十日止六個月及二零零二年六月三十日止六個月本公司並無宣派任何股息，亦無任何非經常項目。

截至二零零零年十二月三十一日止年度

	亞太地區 *千港元*	北美洲 *千港元*	綜合 *千港元*
營業額			
對外銷售	67,603	32,522	100,125
業績			
經營虧損	(78,681)	(10,567)	(89,248)
融資成本			(140)
其他經營收入及開支			103,397
投資證券減值撥備			(8,904)
應佔聯營公司業績			(1,110)
除税前經常業務溢利			3,995
税項			(739)
除税後經常業務溢利			3,256
少數股東權益			(1,954)
股東應佔溢利淨額			1,302
其他資料			
分類資產	786,027	141,260	927,287
聯營公司權益			12,687
			939,974
資本開支	47,886	97,253	

33. **比較數字**

若干比較數字已重新分類，以符合本年度之呈報方式。

(b) 按地區劃分

截至二零零一年十二月三十一日止年度

	亞太地區 千港元	北美洲 千港元	綜合 千港元
營業額			
對外銷售	150,319	113,577	263,896
業績			
經營虧損	(105,181)	(96,929)	(202,110)
無形資產及商譽撇銷	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
融資成本			(1,216)
其他經營收入及開支			(50,655)
持有其他投資之未變現虧損			(240,476)
投資證券減值撥備			(72,021)
應佔聯營公司業績			(752)
除稅前經常業務溢利			(682,025)
少數股東權益			710
股東應佔虧損淨額			(681,315)
其他資料			
分類資產	313,551	153,734	467,285
聯營公司權益			4,838
			472,123
資本開支	92,311	71,167	

截至二零零零年十二月三十一日止年度

	電訊服務 *千港元*	企業管理服務 *千港元*	其他 *千港元*	對銷 *千港元*	綜合 *千港元*
其他資料					
資本開支	134,957	3,276	5,779		
折舊及攤銷	8,760	345	2,266		
主要非現金開支（折舊及攤銷除外）	1,142	–	–		
資產					
分類資產	198,575	2,260	17,070	(303)	217,602
聯營公司權益					12,687
未予分配資產					993,148
內部分類對銷					(283,463)
					939,974
負債					
分類負債	340,701	7,651	31,253	(283,766)	95,839
未予分配負債					2,519
					98,358

截至二零零一年十二月三十一日止年度

	電訊服務	企業管理服務	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
其他資料					
資本開支	158,635	3,076	1,234		
折舊及攤銷	30,725	1,286	2,076		
主要非現金開支（折舊及攤銷除外）	7,678	–	271		
資產					
分類資產	268,899	8,134	9,715	(382)	286,366
聯營公司權益					4,838
未予分配資產					761,790
內部分類對銷					(580,871)
					472,123
負債					
分類負債	618,010	34,629	39,858	(581,253)	111,244
未予分配負債					3,569
					114,813

截至二零零零年十二月三十一日止年度

	電訊服務	企業管理服務	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*
營業額				
對外銷售	63,740	1,284	35,101	100,125
業績				
經營虧損	(76,864)	(9,777)	(2,607)	(89,248)
融資成本				(140)
其他經營收入及開支				103,397
證券投資減值撥備				(8,904)
應佔聯營公司業績				(1,110)
除税前經常業務溢利				3,995
税項				(739)
除税後經常業務溢利				3,256
少數股東權益				(1,954)
股東應佔溢利淨額				1,302

31. 關連人士交易

年內，本集團向SUNDAY Communications Limited(「SUNDAY」)之附屬公司Mandarin Communications Limited支付國際電訊服務費用6,563,000港元(二零零零年：4,471,000港元)。Richard John Siemens先生、Kuldeep Saran先生及William Bruce Hicks先生為本公司及SUNDAY之董事。

32. 分類資料

本年度本集團之業務按主要業務及地區劃分之分析如下：

(a) 按業務劃分

截至二零零一年十二月三十一日止年度

	電訊服務	企業管理服務	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*
營業額				
對外銷售	224,162	34,912	4,822	263,896
業績				
經營虧損	(163,391)	(22,612)	(16,107)	(202,110)
無形資產及商譽撇銷	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
融資成本				(1,216)
其他經營收入及開支				(50,655)
持有其他投資之未變現虧損				(240,476)
證券投資減值撥備				(72,021)
應佔聯營公司業績				(752)
經常業務虧損				(682,025)
少數股東權益				710
股東應佔虧損淨額				(681,315)

28. **年內融資變動之分析**

	已發行股本及股份溢價 千港元	財務租賃承擔 千港元	少數股東權益 千港元
於二零零零年一月一日	250,596	–	12,441
融資現金流入／(流出)	742,046	(212)	–
財務租賃安排生效	–	794	–
本年度應佔溢利	–	–	1,954
出售附屬公司	–	–	(14,276)
兌換優先股	161,291	–	–
於二零零零年十二月三十一日	1,153,933	582	119
融資現金流入／(流出)	127,293	(8,926)	591
財務租賃安排生效	–	24,601	–
本年度應佔虧損	–	–	(710)
於二零零一年十二月三十一日	1,281,226	16,257	–

29. **經營租賃承擔**

於結算日，根據不可撤銷之土地及樓宇經營租賃須支付之未償還承擔如下：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
經營租賃屆滿期：				
一年內	10,361	4,515	651	1,284
第二至第五年(包括首尾兩年在內)	4,144	1,784	–	31
	14,505	6,299	651	1,315

30. **遞延稅項**

於結算日，未撥備之遞延稅項負債／(資產)之主要部分如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
免稅額超過折舊	2,691	2,187
稅項虧損結轉	(88,833)	(28,421)
	(86,142)	(26,234)

基於稅項虧損未知會否於可見將來使用，故潛在之遞延稅項資產並未就用以抵銷日後溢利之稅項虧損於財務報表內確認。

有關收購附屬公司之現金及現金等值項目流出淨額分析如下：

	二零零一年 *千港元*	二零零零年 *千港元*
現金代價	2,000	5,000
所收購之銀行結存及現金	(397)	(2,219)
以現金支付之直接成本	–	249
有關收購附屬公司之現金及現金等值項目流出淨額	1,603	3,030

27. **出售附屬公司**

	二零零一年 *千港元*	二零零零年 *千港元*
所出售之資產淨值：		
物業、機器及設備	–	10,219
長期投資	–	5,757
存貨	–	2,016
其他投資	15,000	–
貿易及其他應收款項	–	10,733
現金及現金等值項目	–	5,068
貿易及其他應付款項	–	(12,952)
稅項	–	(616)
少數股東權益	–	(14,276)
匯兑儲備	–	(1,117)
其他資本儲備	–	1,087
綜合賬目之儲備	–	560
	15,000	6,479
出售附屬公司之收益	–	23,521
	15,000	30,000

出售附屬公司之現金及現金等值項目流入／(流出) 淨額分析：

	二零零一年 *千港元*	二零零零年 *千港元*
現金代價	15,000	–
所出售之現金及銀行結存	–	(5,068)
有關出售附屬公司之現金及現金等值項目流入／(流出) 淨額	15,000	(5,068)

24. 除税前(虧損)／溢利與經營業務之現金流出淨額之調節

	二零零一年 千港元	二零零零年 千港元
除税前(虧損)／溢利	(682,025)	3,995
利息收入	(4,216)	(28,795)
非上市投資收入	－	(66)
財務租賃承擔之利息	1,216	140
折舊	32,134	10,508
出售物業、機器及設備之虧損	1,471	152
無形資產及商譽撇銷	114,795	－
持有其他投資之未變現虧損	240,476	－
證券投資減值撥備	72,021	8,904
應佔聯營公司業績	752	1,110
長期投資攤銷	－	1,000
壞賬撇銷	27,237	42
呆賬撥備	6,170	1,100
出售其他投資之虧損	3,807	－
出售附屬公司之收益	－	(23,521)
出售證券投資之收益	－	(76,051)
攤銷無形資產	2,471	1,163
營運資金變動：		
待售物業	3,734	(3,734)
存貨	978	(2,399)
貿易及其他應收款項	(13,185)	(70,275)
貿易及其他應付款項	491	90,114
匯率變動之影響	381	－
經營業務之現金流出淨額	(191,292)	(86,613)

25. 主要非現金交易

本集團就機器及設備訂立財務租賃安排，而於安排生效時之總資本值為24,601,000港元(二零零零年：794,000港元)。

26. 收購附屬公司

	二零零一年 千港元	二零零零年 千港元
所收購之負債淨值：		
物業、機器及設備	－	303
貿易及其他應收款項	759	808
現金及現金等值項目	397	2,219
貿易及其他應付款項	(408)	(5,203)
	748	(1,873)
商譽	1,252	7,122
	2,000	5,249
支付方式：		
現金	2,000	5,000
所產生之直接成本	－	249
	2,000	5,249

上述購股權之行使價已於供股事項完成後在二零零二年一月以0.3320倍數作出調整。

(b) 年內，本公司若干附屬公司各自按二零零一年四月二十五日舉行之本公司股東特別大會上採納及批准之條款及條件，採納僱員購股權計劃(「附屬公司計劃」)。據此，本公司若干董事及主要行政人員(亦為該等附屬公司之董事)根據附屬公司計劃合符資格可根據所載條款及條件認購有關附屬公司之股份。自採納以來，概無根據附屬公司計劃授出任何購股權。

23. 儲備

	股份溢價	匯兌儲備	資本贖回儲備	其他資本儲備	綜合賬目之商譽	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零零年一月一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
出售附屬公司解除	–	(1,117)	–	1,087	560	–	530
兌換海外附屬公司時之匯兌差額	–	(388)	–	–	–	–	(388)
收購附屬公司產生之商譽	–	–	–	–	(7,134)	–	(7,134)
股東應佔溢利淨額	–	–	–	–	–	1,302	1,302
於二零零零年十二月三十一日	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
兌換海外附屬公司時之匯兌差額	–	381	–	–	–	–	381
撤銷綜合賬目時產生之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	1,187,241	(7)	6	–	–	(933,595)	253,645
本公司							
於二零零零年一月一日	227,407	–	6	–	–	(252,495)	(25,082)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
股東應佔溢利淨額	–	–	–	–	–	31,713	31,713
於二零零零年十二月三十一日	1,122,734	–	6	–	–	(220,782)	901,958
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
股東應佔虧損淨額	–	–	–	–	–	(459,819)	(459,819)
於二零零一年十二月三十一日	1,187,241	–	6	–	–	(680,601)	506,646

於二零零一年十二月三十一日，並無任何可供分派之儲備(二零零零年：無)。

本公司可根據百慕達公司法及本公司之公司細則之規定，於任何兑換日期，利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項贖回有關股份，決定贖回數額相等於(i)優先股繳足股本面值或入賬列作繳足股本面值；(ii)相等於上述股本面值百分之五之固定溢價；及(iii)未付股息，三者總和之優先股。

22. 購股權

(a) 根據本公司於一九九九年十月二十五日所舉行之股東特別大會上採納之僱員購股權計劃(「購股權計劃」)，本公司之董事可酌情邀請合資格僱員(包括本公司執行董事)接納可認購本公司股份之購股權。所授出之任何購股權均可於購股權計劃條款及條件所訂期間行使。本公司股份在購股權計劃下之認購價乃由董事會釐定，惟不可低於本公司股份在緊接購股權要約日期前五個交易日在聯交所之平均收市價之80%或本公司股份面值(以較高者為準)。

於二零零一年十二月三十一日，本公司根據購股權計劃已授出之購股權及尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期	經調整行使價 *港元*	二零零一年一月一日	年內授出	年內行使	年內失效	二零零一年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	42,111,235	–	–	–	42,111,235
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	6,045,000	–	(8,000)	(1,212,000)	4,825,000
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	3,950,000	–	–	–	3,950,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	3,025,000	–	–	–	3,025,000
二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	0.23	28,700,000	–	–	–	28,700,000
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	7,635,000	–	–	(135,000)	7,500,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	2,500,000	–	–	–	2,500,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	19,000,000	–	–	–	19,000,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	0.76	3,650,000	–	–	(500,000)	3,150,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	0.33	5,975,000	–	–	(1,060,000)	4,915,000
二零零零年六月一日	二零零一年六月一日至二零零九年十月二十四日	0.34	250,000	–	–	(250,000)	–
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	0.23	1,000,000	–	–	(450,000)	550,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	10,372,274	–	–	(440,000)	9,932,274
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.08	–	200,000	–	–	200,000
合計			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

已發行及繳足股本	二零零一年 股份數目	二零零一年 金額 千港元	二零零零年 股份數目	二零零零年 金額 千港元
每股面值1港元之優先股				
於一月一日	9,680,000	9,680	170,970,968	170,971
兌換成普通股	—	—	(161,290,968)	(161,291)
於十二月三十一日	9,680,000	9,680	9,680,000	9,680
每股每值0.02港元之普通股				
於一月一日	1,559,959,336	31,199	1,159,449,380	23,189
發行普通股	3,139,294,672	62,786	230,000,000	4,600
優先股兌換	—	—	161,290,968	3,226
行使購股權	8,000	—	9,218,988	184
於十二月三十一日	4,699,262,008	93,985	1,559,959,336	31,199
合計		103,665		40,879

(a) 於二零零一年十一月二十三日舉行之股東特別大會通過一項普通決議案，藉增設3,000,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至120,000,000港元。

(b) 於二零零一年四月，行使購股權認購本公司8,000股每股面值0.02港元之普通股，代價為3,920港元。

於二零零一年十二月，本公司透過供股發行3,139,294,672股每股面值0.02港元之新普通股。供股之基準為每持有一股現有普通股可獲配發兩股供股股份及每持有一股可換股優先股可獲配發兩股供股股份，發行價為每股股份0.0425港元(「供股事項」)。供股所得款項淨額將用作本集團之額外營運資金。

年內已發行之所有新普通股在各方面均與本公司之現有普通股享有同等權利。

(c) 根據本公司之公司細則及優先股發行條件之規定，優先股持有人可將全部或任何優先股兌換為繳足股款普通股，基準為每股面值1港元之優先股可兌換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兌換：

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期；或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期；或

(iii) 董事會書面通知優先股持有人之其他日期，惟有關通知須於該日期前30天或之前發出。

此外，董事會於一九九八年十二月十六日議決，優先股可於每月第二個星期三及最後一個星期三兌換，惟倘該日並非營業日，則為下一個營業日。

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
即期	12,617	7,244
1至3個月	16,580	8,525
超過3個月但少於12個月	12,844	2,014
	42,041	17,783

20. **財務租賃承擔**

須於下列期間償還之財務租賃承擔：

	本集團 最低租金付款 二零零一年 千港元	最低租金付款 二零零零年 千港元	最低租金付款之現值 二零零一年 千港元	最低租金付款之現值 二零零零年 千港元
一年內	12,555	617	11,372	582
1年後但於2年內	5,123	–	4,885	–
	17,678	617	16,257	582
未來融資費用	(1,421)	(35)	–	–
租賃承擔之現值	16,257	582	16,257	582

21. **已發行股本**

法定股本	二零零一年 股份數目	二零零一年 金額 千港元	二零零零年 股份數目	二零零零年 金額 千港元
每股面值1港元之優先股				
於一月一日及十二月三十一日	288,929,402	288,929	288,929,402	288,929
每股每值0.02港元之普通股				
於一月一日	3,000,000,000	60,000	1,500,000,000	30,000
增加普通股	3,000,000,000	60,000	1,500,000,000	30,000
於十二月三十一日	6,000,000,000	120,000	3,000,000,000	60,000
合計		408,929		348,929

16. **貿易及其他應收款項**

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
應收貿易款項	37,943	36,368	–	–
其他應收款項				
按金、預付款項及其他應收款項	16,287	37,423	843	14,350
	54,230	73,791	843	14,350

本集團信貸銷售之信貸期由30日至90日不等。貿易及其他應收款項包括應收貿易款項（扣除呆壞賬撥備），有關賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
即期	29,048	23,735
1至3個月	5,922	10,736
超過3個月但少於12個月	2,973	1,897
	37,943	36,368

17. **已抵押存款**

於結算日，本集團及本公司分別抵押7,107,000港元（二零零零年：68,680,000港元）及3,007,000港元（二零零零年：68,680,000港元）予銀行作為擔保。

18. **現金及現金等值項目**

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
銀行結存及現金	107,349	26,546	90,577	6,677
定期存款	4,000	317,762	–	312,762
	111,349	344,308	90,577	319,439

19. **貿易及其他應付款項**

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
應付貿易款項	42,041	17,783	–	–
其他應付款項				
應計費用及其他應付款項	56,515	78,378	2,816	477
應付附屬公司	–	–	4,521	5,092
應付聯營公司	–	1,496	–	1,496
	98,556	97,657	7,337	7,065

13. **聯營公司權益**

	本集團 二零零一年 千港元	本集團 二零零零年 千港元	本公司 二零零一年 千港元	本公司 二零零零年 千港元
佔資產淨值	(1,911)	(1,257)	–	–
應收聯營公司款項	6,749	13,944	6,806	9,215
	4,838	12,687	6,806	9,215

於結算日之聯營公司（全部均為非上市公司）之詳情如下：

聯營公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本之百分比 直接	本公司所持股本之百分比 間接	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	–	28%	投資控股
Cyber Insurance Brokers(s) Pte Ltd.	新加坡	450,000新加坡元	–	28%	保險經紀業務

14. **證券投資**

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
按成本減撥備：		
股本證券，非上市	31,434	133,456
股本證券，香港以外地區上市	–	168,925
	31,434	302,381
上市證券市值	–	169,642

15. **其他投資**

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
按公平值：		
股本證券（按市值），香港以外地區上市	16,560	–
證券組合，非上市	31,177	–
	47,737	–

證券組合包括上市證券。

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	間接	主要業務
e-Kong Services Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Ventures Limited	英屬處女群島	1美元	–	100%	投資控股

本公司董事認為，上述概要列出之本公司附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

12. 無形資產

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
於一月一日		
年初之賬面值	42,366	781
增加	4,313	42,748
攤銷	(2,471)	(1,163)
撇銷	(44,208)	–
年終之賬面值		
於十二月三十一日	–	42,366
於十二月三十一日		
成本	–	43,529
累計攤銷	–	(1,163)
年終之賬面值	–	42,366

年內之無形資產撇銷為業務資產及有關電訊業務之業務合併所產生之商譽。

鑑於資訊科技、互聯網相關業務及全球電訊業務市場疲弱不振，管理層認為無形資產出現減值虧損，並須於本年度確認。

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
E-Force Limited	香港	2港元	–	100%	資產持有
EventClicks Global Limited	英屬處女群島	1,075,269美元	–	93%	投資控股
EventClicks Limited	香港	500,000港元	–	93%	提供企業管理服務
EventClicks Singapore Pte Limited	新加坡	2新加坡元	–	93%	提供企業管理服務
speedinsure Global Limited	英屬處女群島	10,000美元	–	70%	投資控股
speedinsure.com Limited	香港	10,000港元	–	70%	提供銷售與履行交收服務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	–	70%	提供銷售與履行交收服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70%	保險經紀業務
magictel.com Limited	香港	1,000港元	–	100%	提供電訊服務
NETdefence Company Limited	香港	10,000港元	–	51%	提供互聯網保安解決方案
China Portal Limited	英屬處女群島	1美元	100%	–	投資控股
Crystal Kingdom Limited	英屬處女群島	1美元	100%	–	投資控股

本集團物業、機器及設備之賬面淨值包括根據財務租賃持有之資產22,262,000港元(二零零零年：794,000港元)。

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零一年一月一日	11	1,625	1,636
添置	–	534	534
出售	–	(130)	(130)
於二零零一年十二月三十一日	**11**	**2,029**	**2,040**
累計折舊			
於二零零一年一月一日	4	448	452
本年度折舊	7	510	517
出售	–	(44)	(44)
於二零零一年十二月三十一日	**11**	**914**	**925**
賬面淨值			
於二零零一年十二月三十一日	–	**1,115**	**1,115**
於二零零零年十二月三十一日	7	1,177	1,184

11. **附屬公司權益**

	本公司 二零零一年 千港元	 二零零零年 千港元
非上市股份，按成本	–	–
應收附屬公司款項	816,300	537,034
減：撥備	(301,000)	–
	515,300	537,034

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	 間接	主要業務
ZONE Group Inc.	開曼群島	100美元	–	100%	投資控股
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務

8. **股東應佔（虧損）／溢利淨額**

股東應佔（虧損）／溢利淨額包括已計入本公司財務報表之本公司虧損459,819,000港元（二零零零年：溢利31,713,000港元）。

9. **每股（虧損）／盈利**

截至二零零一年十二月三十一日止年度之每股基本虧損乃按股東應佔綜合虧損681,315,000港元（二零零零年：溢利1,302,000港元）及年內已發行普通股之加權平均數1,940,200,731股（二零零零年：1,731,573,250股）計算。

由於潛在普通股將減低每股虧損，並被視為具反攤薄影響，因此並無呈列二零零一年之每股全面攤薄虧損。

二零零零年每股攤薄盈利乃按股東應佔綜合溢利約1,302,000港元及經攤薄加權平均股數1,825,717,799股普通股計算。就計算經攤薄加權平均股數而言，尚未行使購股權及可換股優先股所產生之具攤薄影響潛在普通股被視作已發行，猶如所有未行使購股權及可換股優先股已於購股權及可換股優先股授出時行使一樣。

每股盈利及每股攤薄盈利之比較數字已就本公司於年內發行3,139,294,672股供股股份之影響作出調整。

10. **物業、機器及設備**

本集團	機械及設備	租賃物業裝修	辦公室設備、傢俬及裝置	總額
	千港元	*千港元*	*千港元*	*千港元*
成本				
於二零零一年一月一日	84,397	1,326	15,253	100,976
添置	148,723	746	9,696	159,165
出售	(1,127)	(1,134)	(2,740)	(5,001)
於二零零一年十二月三十一日	**231,993**	**938**	**22,209**	**255,140**
累計折舊				
於二零零一年一月一日	7,092	302	2,533	9,927
本年度折舊	25,386	267	6,481	32,134
出售	(844)	(337)	(1,168)	(2,349)
於二零零一年十二月三十一日	**31,634**	**232**	**7,846**	**39,712**
賬面淨值				
於二零零一年十二月三十一日	**200,359**	**706**	**14,363**	**215,428**
於二零零零年十二月三十一日	77,305	1,024	12,720	91,049

年內並無向獨立非執行董事支付任何袍金或酬金(二零零零年：無)。

除上述酬金外，若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於董事會報告中「董事之證券權益」一段內。

由於本公司所授出之購股權缺乏現有市場，故董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下：

	董事人數	
港元	二零零一年	二零零零年
零	12	6
1,500,001－2,000,000	1	1
2,000,001－2,500,000	1	1
	14	8

年內概無董事放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位(二零零零年：兩位)董事，其酬金詳情已載於上文。其餘三位(二零零零年：三位)人員之酬金總額如下：

	二零零一年 *千港元*	二零零零年 *千港元*
薪金及其他酬金	4,981	3,370
遣散費	325	－
	5,306	3,370

	人員人數	
港元	二零零一年	二零零零年
零－1,000,000	－	1
1,000,001－1,500,000	－	2
1,500,001－2,000,000	3	－
	3	3

7. **稅項**

由於本集團在本年度出現稅務虧損，因此財務報表並無就香港利得稅作出撥備。

截至二零零零年十二月三十一日止年度之稅項支出739,000港元為按當時稅率計算之中華人民共和國所得稅。

本年度尚未(抵免)／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
免稅額超過折舊	504	1,830
稅項虧損	(60,412)	(17,952)
	(59,908)	(16,122)

4. **其他收益淨額**

	本集團	
	二零零一年	二零零零年
	千港元	千港元
出售證券投資之收益	–	76,051
出售已終止業務之收益	–	23,210
出售附屬公司之收益	–	311
其他	–	336
	–	99,908

5. **除税前經常業務(虧損)/溢利**

已扣除：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
(a) **融資成本**		
財務租賃承擔之融資費用	1,216	140
(b) **其他項目**		
包括在其他經營開支內之無形資產攤銷	2,471	1,163
核數師酬金	1,182	1,000
壞賬撇銷	27,237	42
呆賬撥備	6,170	1,100
存貨及已提供服務之成本	214,038	72,570
物業、機器及設備折舊：		
自置資產	29,937	10,508
財務租賃下持有之資產	2,197	–
無形資產及商譽撇銷：		
無形資產	44,208	–
商譽	70,587	–
出售其他投資之虧損	3,807	–
出售物業、機器及設備之虧損	1,471	152
出售待售物業之虧損	2,111	–
物業之經營租賃費用	12,612	2,685
員工成本	122,423	46,228

6. **董事及高級行政人員酬金**

根據香港公司條例第161條披露之董事酬金如下：

	二零零一年	二零零零年
	千港元	千港元
袍金	–	–
薪金、其他酬金及其他實物利益	4,211	3,960
	4,211	3,960

外幣

外幣交易均按有關交易日期之匯率兑換。以外幣為單位之貨幣資產及負債乃按結算日之概約匯率換算為港元，而匯兑概約差額計入收益表內。

於綜合賬目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算。於綜合賬目時產生之一切匯兑差額均列入匯兑儲備中。

稅項

稅項乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。在稅務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之稅務影響以負債法計算，僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延稅項。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指短期及流通性高之投資，而該等投資隨時可兑換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。就資產負債表分類而言，現金等值項目指性質與現金相似而用途不受限制之資產。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

3.　**營業額及收入**

按種類確認之營業額及收入分析如下：

	本集團	
	二零零一年	**二零零零年**
	千港元	*千港元*
營業額		
電訊服務收入	224,162	63,740
企業管理服務收入	34,912	1,284
動畫銷售收入	—	23,473
其他	4,822	11,628
	263,896	100,125
其他收入		
利息收入	4,216	28,795
非上市投資收入	—	66
	4,216	28,861
收入	268,112	128,986

出售證券投資及其他投資之損益乃指出售所得款項淨額與證券之賬面值之差額，並於進行出售之期間入賬。

減值虧損

於各個結算日，本集團均會審核其有形及無形資產之賬面值，以釐訂該等資產可有出現減值虧損。倘出現減值跡象，則須按有關資產之淨銷售價或其使用價值(以較高者為準)之基準，估計其可收回金額，以釐定減值虧損幅度。如未能估計某一獨立資產之可收回金額，則本集團按最細資產組合(即產生現金之單元)所產生之獨立現金流量計算。

倘某項減值虧損其後撤回，則該項資產或產生現金之單元之賬面值將增至重新估計之可收回金額，惟增加後之賬面值不得超逾該項資產或產生現金之單元於過往年度並無減值虧損所釐定之賬面值。減值虧損撤回時將即時確認為收入，惟若有關資產乃按重估值入賬，則有關減值虧損之撤回將視為重估增值。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

電訊服務之收入乃於向客戶提供服務時確認。

企業管理服務之收入乃於提供活動管理服務時確認入賬。

其他收入包括互聯網保安解決方案服務收入，電腦軟硬件之銷售，以及保險及管理顧問收入。互聯網保安解決方案服務收入及保險及管理顧問收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入賬。

利息收入乃以本金結餘及適用之利率，按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

租賃

凡大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產於收購日期按公平值確認為資產。出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

經營租賃

經營租賃之應付租金乃按直線法於租賃期內確認為支出。已收取之租賃優惠於收益表中確認為有關使用租賃資產之議同代價淨額之一部份。或然租金於產生之會計期間確認為開支。

虧損及開支確認時在綜合收益表中確認。任何負商譽餘額（最多達所收購非貨幣資產公平值）在該等可予折舊非貨幣資產之加權平均可使用年期內在綜合收益表中確認。超出所收購非貨幣資產公平值之負商譽即時在綜合收益表中確認。

於年內出售附屬公司或聯營公司時，過去並未於綜合收益表中攤銷或先前列作本集團儲備變動之任何應佔已收購商譽金額將撥入出售損益中計算。

附屬公司

附屬公司為本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。於本公司之資產負債表內，附屬公司投資按成本減撥備入賬。

聯營公司

聯營公司並非本集團或本公司之附屬公司或合營企業，乃本集團或本公司對其具有重大影響力之公司。聯營公司投資按成本減撥備（倘適用）在本公司之資產負債表入賬。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊列賬。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。

物業、機器及設備退廢或出售時所得之盈利或虧損乃指有關資產之出售所得款項與其賬面值之差額，並於收益賬內確認為收入或開支。

物業、機器及設備乃按其自全面運作之日期起計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10%－33%
機械及設備	10%－33%

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽（收購附屬公司或聯營公司除外），並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

證券投資

按特定目的持有之長期證券投資乃按成本入賬，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時入賬於收益表內。

不屬證券投資類別之證券歸類為其他投資，並按公平值在資產負債表中入賬。持有其他投資之未變現收益或虧損均入賬於收益表內。

財務報表附註

截至二零零一年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)及詮釋、香港普遍採納之會計原則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策概要載於下文。

編撰基準

此等財務報表乃按歷史成本而編撰，並已就若干證券投資之重估作修訂(詳見下文會計政策所載)。

綜合帳目之基準

綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止之財務報表。

於本年內購入或出售之附屬公司之業績分別由該等公司之實際收購日起或截至實際出售日止入賬處理。

集團內公司間之所有重要交易及結餘已於綜合賬目時對銷。

綜合賬目時產生之商譽

綜合賬目時產生之正商譽乃指收購成本超逾本集團所佔已收購可分辨資產與負債之公平值之差額。

就二零零一年一月一日之前所收購之附屬公司而言，有關正商譽已於儲備中對銷及在會計實務準則第30號許可下，並無予以重列。根據會計實務準則第31號就上述商譽已作出減值虧損撥備。就二零零一年一月一日或之後收購之附屬公司而言，有關正商譽已在綜合收益表中按直線法在其估計可使用年期內攤銷。正商譽在綜合資產負債表中按成本減任何累計攤銷及任何減值虧損入賬為資產。

就收購聯營公司而言，正商譽在綜合收益表中按直線法在其估計可使用年期內攤銷。聯營公司權益之賬面值包括正商譽之成本減任何累計攤銷及任何減值虧損。

收購附屬公司及聯營公司所產生之負商譽指本集團所佔已收購可分辨資產與負債之公平值超逾收購成本之差額。就二零零一年一月一日之前所收購之附屬公司而言，有關負商譽已計入資本儲備。就二零零一年一月一日或之後所收購之附屬公司而言，倘有關負商譽關乎收購計劃中確認之預期未來虧損及開支，並可可靠地計算，則有關負商譽於未來

綜合現金流量表 *(續)*
於二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資	28		
發行普通股		127,293	742,046
少數股東投入之資金		591	–
償還財務租賃承擔		(8,926)	(212)
融資之現金流入淨額		118,958	741,834
現金及現金等值項目(減少)／增加		(294,532)	313,113
於一月一日之現金及現金等值項目		412,988	99,875
於十二月三十一日之現金及現金等值項目		118,456	412,988
現金及現金等值項目之結餘分析			
已抵押存款		7,107	68,680
定期存款		4,000	317,762
銀行結存及現金		107,349	26,546
		118,456	412,988

綜合現金流量表
於二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流出淨額	24	(191,292)	(86,613)
投資回報及融資成本			
已收利息		4,216	28,795
非上市投資收入		–	66
財務租賃承擔之利息		(1,216)	(140)
投資回報及融資成本之現金流入淨額		3,000	28,721
稅項			
已繳海外稅項		–	(212)
投資業務			
購買物業、機器及設備		(134,564)	(101,597)
購買無形資產		(4,313)	(42,748)
購買證券投資及其他投資		(131,294)	(206,946)
出售物業、機器及設備之所得款項		1,181	1,235
出售其他投資所得款項		23,200	–
自／向聯營公司償還／(墊付)款項		7,195	(12,463)
收購附屬公司(已扣除所收購之現金及現金等值項目)	26	(1,603)	(3,030)
出售附屬公司(已扣除所出售之現金及現金等值項目)	27	15,000	(5,068)
投資業務之現金流出淨額		(225,198)	(370,617)
融資前之現金流出淨額		(413,490)	(428,721)

資產負債表

於二零零零年及二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	10	1,115	1,184
附屬公司權益	11	515,300	537,034
聯營公司權益	13	6,806	9,215
		523,221	547,433
流動資產			
貿易及其他應收款項	16	843	14,350
已抵押存款	17	3,007	68,680
現金及現金等值項目	18	90,577	319,439
		94,427	402,469
流動負債			
貿易及其他應付款項	19	7,337	7,065
流動資產淨值		87,090	395,404
資產淨值		610,311	942,837
資本及儲備			
已發行股本	21	103,665	40,879
儲備	23	506,646	901,958
		610,311	942,837

綜合資產負債表
於二零零零年及二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	*10*	215,428	91,049
無形資產	*12*	–	42,366
聯營公司權益	*13*	4,838	12,687
證券投資	*14*	31,434	302,381
		251,700	448,483
流動資產			
其他投資	*15*	47,737	–
待售物業		–	3,734
存貨		–	978
貿易及其他應收款項	*16*	54,230	73,791
已抵押存款	*17*	7,107	68,680
現金及現金等值項目	*18*	111,349	344,308
		220,423	491,491
流動負債			
貿易及其他應付款項	*19*	98,556	97,657
財務租賃承擔之流動部份	*20*	11,372	582
		109,928	98,239
流動資產淨值		110,495	393,252
總資產減流動負債		362,195	841,735
長期負債			
財務租賃承擔	*20*	4,885	–
少數股東權益		–	119
資產淨值		357,310	841,616
資本及儲備			
已發行股本	*21*	103,665	40,879
儲備	*23*	253,645	800,737
		357,310	841,616

綜合經確認盈虧表

截至二零零零年及二零零一年十二月三十一日止年度

	二零零一年 *千港元*	二零零零年 *千港元*
兑換海外附屬公司之匯兑差額	381	(388)
出售附屬公司時撥回之滙兑儲備	–	(1,117)
早前直接在儲備對銷之商譽於收益表內撇銷	69,335	–
出售附屬公司時撥回之其他資本儲備及綜合計算之商譽	–	1,647
股東應佔本年度（虧損）／溢利淨額	(681,315)	1,302
經確認（虧損）／盈利總額	(611,599)	1,444
直接於儲備內對銷收購附屬公司之商譽	–	(7,134)
	(611,599)	(5,690)

3. 本集團截至二零零一年十二月三十一日止兩個年度之經審核財務資料概要

下文為本集團截至二零零一年十二月三十一日止兩個年度各年之綜合收益表、綜合經確認盈虧表、資產負債表及綜合現金流量表連同摘錄自本公司截至二零零一年十二月三十一日止年度之經審核財務報表之相關附註。

綜合收益表

截至二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	3	263,896	100,125
銷售成本		(214,038)	(72,570)
毛利		49,858	27,555
其他收入	3	4,216	28,861
其他收益淨額	4	–	99,908
分銷成本		(22,370)	(6,086)
業務宣傳及市場推廣開支		(31,166)	(43,623)
經營及行政開支		(176,615)	(86,180)
其他經營開支		(76,688)	(6,286)
經營(虧損)／溢利		(252,765)	14,149
融資成本	5	(1,216)	(140)
無形資產及商譽撇銷	5及12	(114,795)	–
證券投資減值撥備		(72,021)	(8,904)
持有其他投資之未變現虧損		(240,476)	–
應佔聯營公司業績		(752)	(1,110)
除税前經常業務(虧損)／溢利	5	(682,025)	3,995
税項	7	–	(739)
除税後經常業務(虧損)／溢利		(682,025)	3,256
少數股東權益		710	(1,954)
股東應佔(虧損)／溢利淨額	8及23	(681,315)	1,302
每股(虧損)／盈利	9		
基本		(35.12)港仙	0.08港仙
攤薄		不適用	0.07港仙

附註： 截至二零零一年十二月三十一日止兩個年度，本公司並無宣派任何股息，亦無任何非經常項目。

2. 三年財務業績

下表為摘錄自本集團截至二零零一年十二月三十一日止三個年度各年之年報之經審核綜合收益表概要。

	本集團截至十二月三十一日止年度之業績		
	二零零一年	二零零零年	一九九九年
	千港元	*千港元*	*千港元*
營業額			
持續經營業務	263,896	76,652	44,210
非持續經營業務	—	23,473	1,035
	263,896	100,125	45,245
經營(虧損)/溢利	(681,273)	5,105	(75,170)
應佔聯營公司業績	(752)	(1,110)	—
除稅前(虧損)/溢利	(682,025)	3,995	(75,170)
稅項	—	(739)	(739)
除稅後經常業務(虧損)/溢利	(682,025)	3,256	(75,909)
少數股東權益	710	(1,954)	(2,499)
股東應佔(虧損)/溢利淨額	(681,315)	1,302	(78,408)
每股(虧損)/盈利			
基本	(35.12)港仙	0.08港仙	(9.98)港仙
攤薄	不適用	0.07港仙	不適用

附註： 截至二零零一年十二月三十一日止三個年度，本公司並無宣派任何股息，亦無任何非經常項目。

本公司之普通股股份於聯交所上市及概無任何本公司之證券於任何其他證券交易所上市或買賣且不擬申請本公司證券於任何其他交易所上市或買賣。

購股權

於一九九九年十月二十五日，本公司批准一項購股權計劃。據此，董事可酌情邀請任何本集團之全職僱員及／或執行董事接納購股權，於二零零九年十月二十四日前之任何時間認購普通股股份（「購股權計劃」）。購股權可予授出之股份數目最高不得超過本公司已發行股本之10%，不包括因不時於行使購股權而發行之任何普通股股份。

本公司已於二零零二年六月二十八日舉行之特別股東大會終止購股權計劃，並於同日採納新購股權計劃。於最後實際可行日期，概無根據新購股權計劃授出購股權。於最後實際可行日期尚未行使之購股權附有權力以最初認購價介乎0.08港元至0.76港元（可予以調整）現金認購新普通股份，及可於數個行使期間行使，到期日為二零零九年十月二十四日（包括該日在內）。根據本公司目前之股權架構，全面行使該等購股權（不包括Siemens先生持有之購股權）會導致發行5,082,925股新股份。

待供股完成後，尚未行使之購股權之普通股認購價及／或數目將會有所調整。該等調整將會由本公司之核數師核證。

除上文所披露者外，於最後實際可行日期，本公司並無任何已發行之購股權、認股權證及其他可換股證券。

1. 普通股本

於二零零一年十二月三十一日、於最後實際可行日期(即二零零二年十一月二十二日)及緊隨供股完成後(假設供股成為無條件),本公司之法定及已發行普通股本如下:

法定:		*港元*
6,000,000,000	截至二零零一年十二月三十一日之現有股份	120,000,000
12,000,000,000	緊隨股本重組於二零零二年十一月二十二日完成後之新股份	120,000,000
已發行及繳足:		
4,699,262,008	截至二零零一年十二月三十一日之現有股份	93,985,240
9,680,000	於二零零二年九月二十二日由優先股轉換之現有股份	193,600
4,708,942,008	股本重組生效前之現有股份	94,178,840
235,447,100	股本重組於二零零二年十一月二十二日完成時之新股份	2,354,471
235,447,100	將予發行之供股股份(假設記錄日期前概無購股權獲行使)	2,354,471
470,894,200	緊隨供股後之新股份	4,708,942

所有本公司普通股股份於各方面均享有同等權益,尤其包括其中之股息、投票權及資本。

繳足股款之供股股份及於購股權獲行使時將予發行之本公司普通股股份將會於各方面與其後之現有已發行普通股股份享有同等權益,包括有權收取於供股股份及購股權獲行使時而發行之普通股股份之發行日期後可能宣派、作出或派付之所有未來股息及其他分派。

定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司將作出一切所需安排，確保未繳股款及繳足股款之供股股份獲接納加入中央結算系統。

就於聯交所進行買賣而言，未繳股款及繳足股款之供股股份每手買賣單位將為10,000股新股份。買賣未繳股款及繳足股款之供股股份須繳付香港印花稅。

購股權行使價之調整

待供股完成後，本公司根據一九九九年十月二十五日所採納購股權計劃(經修訂)項下之購股權之行使價或須作出調整。本公司預期於二零零二年十一月二十八日或相近日子將會通知購股權持有人有關上述之調整。

INTERVENTURE之未來意向

董事已接獲Interventure通知，彼無意對董事會、本集團僱員之持續僱用、本集團現有業務之持續營運或固定資產之分配作出任何改變。進行供股之長遠理由於「進行供股之理由及所得款項用途」一節內闡述。

其他資料

敬請　閣下留意本供股章程各附錄所載之其他資料。

此致

列位合資格股東　台照
及海外股東參照

代表董事會
e-Kong Group Limited
主席
Richard John Siemens
謹啟

二零零二年十一月二十七日

抬頭人賬戶」劃線方式開出。秘書商業服務有限公司將知會　閣下所獲配發之任何額外供股股份。董事將酌情以公平公正基準分配額外供股股份，惟會優先考慮補足零碎股份至完整買賣單位之申請。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項所產生之全部利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之額外供股股份申請表格均可遭拒絕受理。

倘包銷商行使權利終止其於包銷協議項下之責任，則接納申請認購額外供股股份所收取之股款將會於二零零二年十二月十九日或之前，以平郵方式將退款支票不計利息退還予合資格股東，惟郵誤風險概由有關合資格股東承擔。

倘合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零二年十二月十九日或之前，全數以退款支票寄還予彼等。倘配發予合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零二年十二月十九日或之前，以退款支票寄還予合資格股東。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件（包括應繳款項之支票）將以平郵方式寄往彼等之登記地址，惟郵誤風險概由應得人士承擔。

上市及買賣

本公司已向聯交所上市委員會申請批准供股股份（以未繳股款及繳足股款形式）上市及買賣。預期未繳股款供股股份將由二零零二年十二月二日至二零零二年十二月九日（包括首尾兩日）期間買賣。

本公司概無任何部份之股本在任何其他證券交易所上市或買賣，亦無進行申請或擬尋求批准股份在任何其他證券交易所上市或買賣。

待供股股份（以未繳股款及繳足股款形式）獲聯交所批准上市及買賣及符合香港結算之股份收納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決

港分處秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)予以取消。秘書商業服務有限公司將會取消原有之暫定配額通知書，並按所要求之認購權配額發出新暫定配額通知書。

供股文件並未遵照香港及百慕達以外任何司法權區之證券或同等法例進行登記或存案。因此，任何居於香港以外地區之人士如欲申請認購供股股份，則有責任於購買任何認購暫獲配發供股股份之權利前，自行了解遵守所有有關地區之法律及規例(包括取得任何政府或其他方面之同意)之情況以及就此繳納該地區須繳納之任何稅項及稅款。本公司概不接納任何將予註冊之地址為香港以外任何地區之人士或就該等於香港以外任何地區供股股份之持有人就供股股份而提出之申請。本公司保留權利，在認為會違反任何司法權區所適用之證券或其他法例或規例之情況下，拒絕接納任何供股股份之申請。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項所產生之任何利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之任何暫定配額通知書均可遭拒絕受理。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷。

倘包銷商行使權利終止其於包銷協議項下之責任，則接納供股股份所收取之股款將會於二零零二年十二月十九日或以前，以平郵方式將退款支票不計利息退還予合資格股東及其他獲有效轉讓未繳股款供股股份之人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

申請額外供股股份

合資格股東將有權申請海外股東任何未出售之配額，及任何已暫定配發但未獲合資格股東接納之供股股份。申請時須填寫額外供股股份申請表格，連同另行發出有關所申請額外供股股份之股款之支票一併遞交。

倘　閣下擬申請認購　閣下根據供股獲暫定配發以外之任何供股股份，則須將額外供股股份申請表格填簽妥當，連同有關申請認購額外供股股份應付款項而另行發出之支票，於二零零二年十二月十三日下午四時正前送交秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited － Excess Application Account」，並以「只准入

買賣新股份及未繳股款供股股份風險警告

新股份已由二零零二年十一月二十五日起以除權基準買賣。未繳股款供股股份將由二零零二年十二月二日至二零零二年十二月九日(包括首尾兩日)買賣。倘於二零零二年十二月十七日下午四時三十分前供股之條件仍未達成或包銷協議被Interventure終止，則供股將不會進行。

任何人士擬於現時起至二零零二年十二月十七日期間(預期所有該等條件於二零零二年十二月十七日達成)買賣新股份，及擬於二零零二年十二月二日至二零零二年十二月九日(包括首尾兩日)期間買賣未繳股款供股股份，均須承擔供股可能不會成為無條件及可能不予進行之風險。

於上述期間投資者或須就買賣新股份或未繳股款供股股份尋求專業意見。

接納或轉讓手續

倘　閣下擬行使是項權利認購供股股份，則須於二零零二年十二月十三日下午四時正前按照暫定配額通知書所印備之指示，將該通知書連同於接納時應繳付之全數股款送交本公司之股份過戶登記處香港分處秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited — Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非暫定配額通知書連同適當之股款於二零零二年十二月十三日下午四時正前由原有配發人或獲有效轉讓權利之任何人士送交秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)，否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。

閣下如欲只接納　閣下部份暫定配額或欲放棄　閣下全部或部份暫定配額，暫定配額通知書載有就此需進行之手續之詳情。

閣下如欲只接納　閣下部份暫定配額，或將部份　閣下根據供股獲暫定配發之認購供股股份之權利轉讓，或將認購權轉讓予超過一位人士，則須於二零零二年十二月四日下午四時正前，將整份暫定配額通知書送交本公司之股份過戶登記處香

(c) 包銷商根據包銷協議之責任所附帶任何條件於包銷協議規定最後限期前因任何理由未能達成或可能不能達成；或

(d) 國家或國際金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意或任何其他事項，而包銷商合理認為對本集團整體業務或財政狀況或供股構成或可能構成重大不利影響。

股權架構之變動

下表顯示於最後實際可行日期及緊隨供股完成後股權架構之變動：

	於最後實際可行日期		供股後（假設於記錄日期前除Siemens先生持有之購股權外所有購股權均被行使，以及包銷商毋須根據包銷協議接納任何供股股份）		供股後（假設於記錄日期前並無購股權獲行使，以及包銷商須根據包銷協議接納所有供股股份）		供股後（假設於記錄日期除Siemens先生持有之購股權外所有購股權均被行使，以及包銷商須根據包銷協議接納所有供股股份）	
	新股份數目	*%*	*新股份數目*	*%*	*新股份數目*	*%*	*新股份數目*	*%*
包銷商	–	–	–	–	189,921,318	40.33	195,004,243	40.54
Siemens先生	25,676,475	10.91	51,352,950	10.67	51,352,950	10.91	51,352,950	10.67
Hicks先生	10,501,832	4.46	21,003,664	4.37	21,003,664	4.46	21,003,664	4.37
Saran先生	9,347,475	3.97	18,694,950	3.89	18,694,950	3.97	18,694,950	3.89
分計	45,525,782	19.34	91,051,564	18.93	280,972,882	59.67	286,055,807	59.46
其他董事	5,000	0.00	4,891,850	1.02	5,000	0.00	2,445,925	0.51
公眾股東	189,916,318	80.66	385,116,636	80.05	189,916,318	40.33	192,558,318	40.03
總計	235,447,100	100.00	481,060,050	100.00	470,894,200	100.00	481,060,050	100.00

理事已向Interventure及與其一致行動人士授出清洗豁免，以免除因供股完成而可能導致須提出任何強制性全面收購建議之責任。

於供股完成後，倘Interventure及與其一致行使人士持有本公司已發行股本超過50%，則Interventure及與其一致行動人士可根據收購守則增加彼等於本公司之股權而毋須履行根據收購守則第26條提出強制性全面收購建議之責任。

Siemens先生、Saran先生及Hicks先生作出不可撤回承諾

Siemens先生已承諾由彼控制之公司實益擁有之513,529,500股現有股份(相等於25,676,475股新股份)於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Siemens先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額25,676,475股供股股份。

Hicks先生已承諾由彼及彼控制之公司實益擁有之210,036,642股現有股份(相等於10,501,832股新股份)於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Hicks先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額10,501,832股供股股份。

Saran先生已承諾由彼及彼控制之公司實益擁有之186,949,500股現有股份(相等於9,347,475股新股份)於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Saran先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額9,347,475股供股股份。

Siemens先生、Hicks先生及Saran先生各自尚未決定彼會否申請額外供股股份。

終止包銷協議

謹請留意,包銷協議載有若干條文,授予Interventure一項權利,可於發生若干事項之情況下以書面通知終止其於包銷協議項下之責任。

倘於最後接納日期後第二個營業日下午四時三十分前發生下列事項,Interventure可終止其於包銷協議項下之承諾:

(a) 包銷協議所載由本公司作出之任何聲明或保證於作出或被視為作出時在任何重大方面乃失實或不正確,或於最後接納日期後第二個營業日下午四時三十分前任何時間根據存在事實及情況而重新作出該等聲明或保證在任何重大方面乃失實或不正確;

(b) 本公司於任何方面嚴重違反其於包銷協議項下須承擔之責任;

以每手200股新股份為買賣單位之新股份臨時交易櫃檯將於二零零二年十二月三十一日收市後撤除。該日之後，買賣僅會以新股份進行，而現有股份之現有股票將停止在市場流通及不獲接受作為買賣用途。然而，該等股票仍可有效作為擁有權文件。

碎股對盤服務安排

為避免買賣新股份碎股造成之不便，嘉洛證券有限公司已同意於二零零二年十一月二十二日至二零零三年一月八日（包括首尾兩日）期間在市場上盡力為新股份提供碎股對盤買賣服務。股東如欲使用對盤設施以出售彼等之新股份碎股或補足至每手10,000股新股份，請於辦公時間內聯絡嘉洛證券有限公司之梁振邦先生，地址為香港中環畢打街11號置地廣場告羅士打大廈3308室，電話號碼2847-2239。

供股之包銷安排

包銷協議

日期：	二零零二年十月四日
包銷商：	Interventure Group Limited
包銷股份數目：	不少於189,921,318股及不多於195,004,243股供股股份*（附註）*
佣金：	包銷商所包銷供股股份總發行價之2%
	包銷商將收取之最高佣金約為468,010港元。

附註: 此等數字不包括暫定配發予Siemens先生、Saran先生及Hicks先生有關彼等各自於本公司之實益股權之45,525,782股供股股份。

Interventure乃一間由Siemens先生、Saran先生及Hicks先生分別實益擁有三分一權益之投資控股公司。其日常業務範圍並不包括包銷證券。Siemens先生、Saran先生、Hicks先生及彼等控制之公司實益擁有合共45,525,782股新股份（相等於910,515,642股現有股份），佔本公司現有已發行股本約19.34%。

包銷協議為一項根據上市規則第14.24(5)條獲豁免股東批准規定之關連交易。

業務發展至收益超逾經常性開支為止。餘額將用於香港及新加坡ZONE之銷售及市場推廣活動。於最後實際可行日期，本集團概無任何有關重大資本開支或收購之計劃。

董事認為，由於美國(作為國際直撥及國內長途電話之最大市場)之商業及住宅電話市場對具成本效益及有效率之電訊服務供應商有極高需求，故美國可提供發展機會。誠如本公司二零零二年度中期報告所述，本集團將繼續投資，以增加ZONE在美國業務(尤其企業及公司市場方面)之收益。董事認為，供股籌集之款項淨額連同本集團內部財政資源及可動用借貸，將使本集團可在其現有電訊業務獲充份發展時受惠。

董事認為，透過供股擴大本公司之股本基礎乃符合本公司及股東之整體利益，此乃由於擴大後之股本基礎將可支持本集團現有業務之持續發展。供股可讓股東參與本集團之發展。

免費更換新股份股票及並行買賣安排

股本重組已於二零零二年十一月二十二日起生效，股東可於二零零三年一月六日或之前將現有股份股票交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓，以換領新股份之股票，費用由本公司支付。於上述期間後，更換現有股份股票須繳付每張新股份新股票2.50港元(或聯交所不時容許之較高金額)。現有股份之股票將僅可在截至二零零二年十二月三十一日前期間作買賣交收之用。該日之後，有關股票將不獲接受作為買賣用途。儘管如此，現有股份股票將繼續為法定所有權憑證，並可隨時更換為新股份股票。

於二零零二年十一月二十二日起，以每手4,000股現有股份為買賣單位之現有櫃檯已暫時關閉。一個以每手200股新股份為買賣單位之臨時交易櫃檯將被設立。現有股份之股票僅可在此臨時櫃檯進行買賣。

由二零零二年十二月六日起，買賣現有股份之現有交易櫃檯將重開，進行以每手10,000股新股份為買賣單位之新股份之交易。

由二零零二年十二月六日起至二零零二年十二月三十一日(包括首尾兩日)，將在上述兩個櫃檯進行並行買賣。

(f) 聯交所上市委員會批准(視乎配發而定)供股股份以未繳股款及繳足股款之方式上市及買賣且並無撤回該批准；

(g) 於香港公司註冊處進行供股文件之登記；及

(h) 於百慕達公司註冊處進行供股文件之存檔。

根據包銷協議之條款，本公司及／或包銷商不得豁免上述供股之條件。倘於供股文件刊發日期二零零二年十一月二十七日(或包銷商及本公司可能協定之較後日期，惟該較後日期不得遲於二零零二年十二月三十一日下午五時)未能遵照各監管當局之規定達成供股之任何條件，則包銷商及本公司概無任何權利或須承擔因包銷協議產生之任何責任而接納彼等於供股項下之股份，而供股亦將告失效。

於本供股章程日期，除條件(f)外，以上所有條件經已達成。

進行供股之理由及所得款項用途

本公司為一家投資控股公司，其附屬公司主要從事提供電訊服務。本集團之旗艦國際長途直撥及電訊業務乃由本公司全資附屬公司ZONE Group Inc.(「ZONE」)經營。ZONE目前在美國、香港及新加坡均有業務。

誠如本公司二零零二年中期報告所述，董事認為本集團業務所在國家之整體環境在二零零二年下半年不可能有所改善。惟本集團之主要經營附屬公司在擴充市場佔有率之同時亦提高了整體營運效率。ZONE香港及新加坡預期在二零零二年下半年將對本集團之現金流量帶來正面貢獻。

預期扣除開支後之供股所得款項淨額約為25,750,000港元(假設於記錄日期前並無行使尚未行使之購股權)。董事擬將所得款項淨額用作本集團現有電訊業務之一般營運資金。所得款項淨額中約80%將用作美國ZONE之一般營運資金，以支持

海外股東之權利

供股文件將不會根據香港及百慕達以外之任何司法權區證券法例登記。董事審閱股東名冊後認為，在未於其他司法權區辦理登記或其他特別手續情況下向海外股東提呈供股股份會屬或可能屬不合法或不可行。故此，本公司將向海外股東寄發本供股章程僅供彼等作參考之用，惟不會向海外股東配發供股之暫定配額，且本公司不會向海外股東寄發暫定配額通知書或額外供股股份申請表格。

倘(扣除開支後)可獲溢價，本公司將於未繳股款供股股份開始買賣時出售已暫定配發予海外股東之暫定配發供股股份。出售個別海外股東之未繳股款供股股份所得款項，在扣除開支後達100港元或以上者，金額將以港元支付予海外股東。不足100港元之個別金額將撥歸本公司所有。

供股股份之股票

待供股之條件達成後，所有繳足股款供股股份之股票預期將於二零零二年十二月十九日前寄予獲配發有關供股股份之認購人，風險概由彼等承擔。

供股之條件

供股須待(其中包括)以下條件達成後方可作實：

(a) 本公司寄發(其中包括)股本重組、供股及清洗豁免之通函予股東；

(b) 股東於股東特別大會上通過特別決議案批准股本重組；

(c) 獨立股東於股東特別大會上通過普通決議案批准供股及清洗豁免；

(d) 股本重組獲實行；

(e) 理事豁免Interventure及與其一致行動人士提出全面收購建議，收購Interventure及與其一致行動人士尚未擁有之本公司證券以及達成理事附於豁免之任何條件；

(iii) 新股份按於二零零二年十月四日(即該公佈日期前之最後交易日)在聯交所所報經調整收市價計算之理論除權價每股約0.16港元折讓約25%；

(iv) 新股份於二零零二年十月二十五日(即日期為二零零二年十月二十八日之本公司供股通函印發前之最後實際可行日期)在聯交所所報收市價每股約0.20港元折讓約40%；

(v) 新股份於二零零二年十月二十五日(即日期為二零零二年十月二十八日之本公司供股通函印發前之最後實際可行日期)之前十個交易日平均收市價每股約0.20港元折讓約40%；

(vi) 新股份按於二零零二年十月二十五日(即日期為二零零二年十月二十八日之本公司供股通函印發前之最後實際可行日期)經調整收市價每股約0.20港元計算之理論除權價每股約0.16港元折讓約25%；

(vii) 新股份於最後實際可行日期在聯交所所報收市價每股約0.116港元溢價約3.45%；

(viii) 新股份於最後實際可行日期之前十個交易日平均收市價每股約0.192港元折讓約37.50%；及

(ix) 新股份按於最後實際可行日期收市價每股約0.116港元計算之理論除權價每股約0.118港元溢價約1.69%。

認購價由本公司與Interventure經公平磋商釐定。董事認為認購價公平合理，且符合本公司與股東之整體利益。

供股股份之地位

供股股份在配發及繳足股款後將在各方面與當時已發行之新股份享有相同權益。繳足股款供股股份之持有人將有權收取於供股股份配發日期後所宣派、作出或派付之所有未來股息及分派。

合資格股東

本公司將僅向合資格股東寄發供股文件。

為符合參與供股之資格，股東必須：

- 於記錄日期營業時間結束時已登記為本公司之股東；及

- 於記錄日期在本公司股東名冊上所示地址為位於香港之地址。

股東如欲於記錄日期登記為股東，必須於二零零二年十一月二十六日下午四時前，將任何股份轉讓文件(連同有關股票)交回本公司之股份過戶登記處香港分處，方為有效。

本公司之股份過戶登記處香港分處為：

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

暫停股份過戶登記手續

本公司將於二零零二年十一月二十七日暫停股份過戶登記。於該日將不會辦理股份過戶登記手續。

認購價

認購價為每股供股股份0.12港元，股款須於合資格股東接納其在供股中之暫定配額或申請額外供股股份或未繳股款供股股份之承讓人認購供股股份時繳足。

認購價較：

(i) 新股份於二零零二年十月四日（即該公佈日期前之最後交易日）在聯交所所報經調整收市價每股約0.20港元折讓約40%；

(ii) 新股份於直至及包括二零零二年十月四日（即該公佈日期前之最後交易日）十個交易日經調整平均收市價每股約0.20港元折讓約40%；

份以及股東特別大會通告之通函，已寄發予股東及購股權持有人(僅供參考)。誠如本供股章程附錄二「備查文件」一節所述該通函現可供查閱。

股本重組已於股東特別大會上獲批准，並已於二零零二年十一月二十二日起生效。供股亦已於股東特別大會上獲獨立股東批准。

本供股章程旨在向 閣下提供有關(其中包括)供股，買賣、轉讓及接納供股股份之資料及本集團之若干財務及其他資料。

供股建議

發行數據

供股之基準：	於記錄日期每持有一股新股份獲配發一股供股股份
已發行新股份數目：	於最後實際可行日期之235,447,100股新股份
已授出但未行使之購股權：	購股權之持有人(不包括Siemens先生)有權認購5,082,925股新股份
供股股份數目：	不少於235,447,100股及不多於240,530,025股供股股份

於最後實際可行日期有5,082,925份未行使之購股權，賦與其持有人(Siemens先生除外)權利認購5,082,925股新股份。倘若在記錄日期或之前全數行使該等購股權(Siemens先生持有之購股權除外)所附有之認購權利而發行與配發股份，則新股之數目將增加5,082,925股，而根據供股可發行之供股股份數目將由235,447,100股增加至240,530,025股。

除上文披露者外，於最後實際可行日期，並無其他可兑換為本公司股份而尚未行使之證券或文據。假設於記錄日期前並無行使購股權，本公司預計可透過供股籌集約28,250,000港元(未扣除開支)，而扣除開支後之估計所得款項淨額約為25,750,000港元。

供股基準為於記錄日期每持有一股新股份供一股供股股份，因此，供股將不會導致出現零碎股份。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

執行董事：
Richard John Siemens先生 *（主席）*
Kuldeep Saran先生 *（副主席）*
Derrick Francis Bulawa先生
林祥貴先生

非執行董事：
William Bruce Hicks先生

獨立非執行董事：
韋雅成先生
Matthew Brian Rosenberg先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
灣仔
皇后大道東183號
合和中心
4101-5室

敬啟者：

供股

按每持有一股新股
可供一股供股股份之比例

緒言

於二零零二年十月七日，董事會宣佈本公司建議進行股本重組及供股。股本重組將按削減股本、股份合併、註銷股份溢價及股份拆細方式進行。本公司亦建議以供股方式按每股供股股份0.12港元之價格發行不少於235,447,100股供股股份，集資約28,250,000港元（未扣除開支）。本公司將按合資格股東於記錄日期每持有一股新股份可獲暫定配發一股供股股份。供股將不向海外股東提呈。

於二零零二年十月二十八日，一份載有有關（其中包括）供股詳情、獨立董事之推薦意見、獨立財務顧問就供股及清洗豁免之意見、一般授權以發行及回購新股

結束並行買賣新股份(以現有股票及
新股票方式) .... 二零零二年十二月三十一日
星期二下午四時

以現有股票免費轉換新股票之截止日期 .... 二零零三年一月六日星期一

指定經紀終止在市場上提供對盤服務 .... 二零零三年一月八日星期三
營業時間結束時

暫停辦理股份過戶登記	二零零二年十一月二十七日星期三
記錄日期	二零零二年十一月二十七日星期三
恢復辦理股份過戶登記日期	二零零二年十一月二十八日星期四
買賣未繳股款供股股份首日	二零零二年十二月二日星期一
拆細未繳股款供股股份之最後時限	二零零二年十二月四日星期三下午四時
重開買賣每手10,000股新股份(以新股票方式)之現有櫃檯	二零零二年十二月六日星期五上午九時三十分
開始並行買賣新股份(以現有股票及新股票方式)	二零零二年十二月六日星期五上午九時三十分
買賣未繳股款供股股份之最後日期	二零零二年十二月九日星期一
繳付股款及接納供股之最後時限	二零零二年十二月十三日星期五下午四時
供股成為無條件之最後時限	二零零二年十二月十七日星期二下午四時三十分
在報章上公佈供股結果之日期	二零零二年十二月十八日星期三
就未獲接納或部份未獲接納之額外供股股份申請寄發退款支票之日期	二零零二年十二月十九日星期四或之前
寄發繳足股款供股股份股票之日期	二零零二年十二月十九日星期四或之前
開始買賣繳足股款供股股份之日期	二零零二年十二月二十三日星期一上午九時三十分
關閉買賣每手200股新股份(以現有股票方式)之臨時櫃檯	二零零二年十二月三十一日星期二下午四時

謹請留意，包銷協議載有條文，授予Interventure一項權利，可於發生若干事項之情況下向本公司發出書面通知終止其於包銷協議項下之責任。

倘於最後接納日期後第二個營業日下午四時三十分之前發生下列事項，Interventure可終止其於包銷協議項下之承諾：

(a) 包銷協議所載由本公司作出之任何聲明及保證於作出或視為作出時在任何重大方面乃失實或不正確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據存在事實及情況而重新作出該等聲明或保證時在任何重大方面乃失實或不正確；

(b) 本公司於任何方面嚴重違反其於包銷協議項下須承擔之責任；

(c) 包銷商根據包銷協議之責任所附帶任何條件於包銷協議規定最後限期前因任何理由未能達成或可能不能達成；或

(d) 國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變(包括匯率波動)，或出現不尋常市況或爆發衝突或敵意或任何其他事項，而包銷商合理認為對本集團整體業務或財政狀況或供股構成或可能構成重大不利影響。

倘包銷商終止包銷協議，則供股將不予進行。

以下資料摘錄自本供股章程，並須與本供股章程全文一併閱讀：

供股之基準：	於記錄日期每持有一股新股份（相等於20股現有股份）獲配發一股供股股份
已發行新股份數目：	於最後實際可行日期之235,447,100股新股份
已授出但未行使之購股權：	購股權之持有人（不包括Siemens先生）有權認購5,082,925股新股份
供股股份數目：	不少於235,447,100股及不多於240,530,025股供股股份
認購價：	每股供股股份0.12港元，須於有效接納時繳足
授出配額之基準：	供股將按合資格股東於記錄日期每持有一股新股份獲發一股供股股份之比例予以配發。海外股東將不獲暫定配發任何供股股份
申購額外供股股份：	合資格股東將有權申購超逾其獲暫定配發之供股股份
供股籌集之金額：	(i) 扣除開支前約28,250,000港元及所得款項淨額約25,750,000港元（假設概無購股權於記錄日期前行使） (ii) 扣除開支前約28,860,000港元及所得款項淨額約26,360,000港元（假設除Siemens先生持有之購股權外全部購股權於記錄日期前悉數行使） 估計約2,500,000港元之開支，乃就供股應付予顧問、核數師及印刷商之開支。

「購股權」	指	根據本公司於一九九九年十月二十五日採納之購股權計劃(經修訂)所授出之購股權
「註銷股份溢價」	指	註銷於該公佈日期本公司股份溢價賬之進賬金額1,196,238,291港元
「股份拆細」	指	每股法定惟尚未發行之現有股份拆細為兩股新股份
「股東」	指	本公司普通股股份現時之持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股供股股份0.12港元之認購價
「收購守則」	指	公司收購及合併守則
「包銷協議」	指	本公司及Interventure就供股於二零零二年十月四日訂立之包銷協議
「清洗豁免」	指	理事根據收購守則第26條豁免註釋附註1，豁免Interventure及與其一致行動人士，因Interventure根據包銷協議條款認購之供股股份，及與Interventure一致行動人士接納其供股股份配額連同彼等共同或個別作出申請並獲本公司接受而獲得之額外供股股份，而須提出強制性全面收購建議收購Interventure及與其一致行動人士尚未擁有之本公司全部證券之責任
「%」	指	百分比

「Siemens先生」	指	本公司主席Richard John Siemens先生，連同彼控制之公司實益擁有25,676,475股新股份(佔本公司已發行股本約10.91%)
「新股份」	指	緊隨股本重組完成後本公司股本中每股面值0.01港元之新普通股股份
「海外股東」	指	於記錄日期名列本公司股東名冊而其登記地址為香港以外地區之股東
「合資格股東」	指	於記錄日期名列本公司股東名冊之股東，海外股東除外
「記錄日期」	指	二零零二年十一月二十七日
「供股」	指	股東按於記錄日期每持有一股新股份獲配發一股供股股份之供股事項
「供股文件」	指	本供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	本公司就供股將予發行之新股份
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證監會」	指	證券及期貨事務監察委員會
「股東特別大會」	指	本公司已於二零零二年十一月二十一日舉行之股東特別大會，以考慮(其中包括)股本重組、供股、清洗豁免及發行及購回新股份之一般授權
「股份合併」	指	將本公司股本中每20股經削減股本產生每股面值0.0005港元之已發行股份合併為1股新股份

「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「獨立董事」	指	董事Matthew Brian Rosenberg先生，彼獲委任就供股及清洗豁免向獨立股東提供意見
「獨立股東」	指	除Interventure、其聯繫人士及與其一致行動人士(包括Siemens先生、Hicks先生及Saran先生)以外之股東
「Interventure」或「包銷商」	指	Interventure Group Limited，一家於英屬處女群島註冊成立之投資控股公司，由Siemens先生、Hicks先生及Saran先生各實益擁有三分一權益
「最後接納日期」	指	二零零二年十二月十三日下午四時正，即可有效接納未繳股款供股股份暫定配額之最後日期
「最後實際可行日期」	指	二零零二年十一月二十二日，即本供股章程付印前為確定本供股章程所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Hicks先生」	指	非執行董事William Bruce Hicks先生，連同彼控制之公司實益擁有10,501,832股新股份(佔本公司已發行股本約4.46%)
「Saran先生」	指	本公司副主席Kuldeep Saran先生，連同彼控制之公司實益擁有9,347,475股新股份(佔本公司已發行股本約3.97%)

在本供股章程內，除文義另有所指外，下列詞語具有以下涵義：

「該公佈」	指	本公司於二零零二年十月七日就(其中包括)股本重組、供股、清洗豁免及發行及購回新股份之一般授權而刊發之公佈
「聯繫人士」	具	上市規則所界定之涵義
「董事會」	指	董事會
「削減股本」	指	註銷每股已發行現有股份繳足股本中之0.0195港元
「股本重組」	指	重組本公司股本，包括削減股本、股份合併、註銷股份溢價及股份拆細，並於二零零二年十一月二十二日起生效
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	e-Kong Group Limited，一家於一九九四年七月二十一日於百慕達註冊成立之有限公司，其普通股股份在聯交所上市
「董事」	指	本公司董事
「除外供股股份」	指	合共45,525,782股供股股份，乃Siemens先生、Hicks先生及Saran先生有權根據供股之條款以彼等作為合資格股東之身份認購之股份
「理事」	指	證監會企業融資部執行理事或執行理事之任何代表
「現有股份」	指	股本重組於二零零二年十一月二十二日生效前之本公司股本中每股面值0.02港元之普通股股份

責任聲明

本供股章程遵照收購守則及上市規則之規定提供有關本集團之資料。各董事願就本供股章程所載資料(有關包銷商者除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本供股章程內所表達之意見乃經審慎周詳之考慮後始行作出，且本供股章程並無遺漏其他事實，致使本供股章程所載內容有所誤導。

包銷商各董事願就本供股章程所載有關包銷商之資料之準確性共同及個別承擔全部責任，及在作出一切合理查詢後確認，就彼等所知，本供股章程所表達之意見乃經審慎周詳之考慮而作出，且本供股章程並無遺漏其他有關包銷商之事實，致使本供股章程所載內容有所誤導。

此乃要件　請即處理

閣下如對本供股章程之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之e-Kong Group Limited（「本公司」）股份全部**售出或轉讓**，應立即將本供股章程送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本供股章程連同暫定配額通知書及額外供股股份之申請表格（定義見內文）已遵照香港公司條例第342C條之規定送呈香港公司註冊處註冊。本供股章程連同暫定配額通知書及額外供股股份之申請表格已根據百慕達一九八一年公司法之規定送呈百慕達公司註冊處以作存檔。香港公司註冊處、百慕達公司註冊處及香港證券及期貨事務監察委員會對此等文件之內容概不負責。

待供股股份（以未繳股款及繳足股款形式）獲聯交所批准上市及買賣及符合香港結算之股份收納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司不會向海外股東（定義見內文）寄發暫定配額通知書或額外供股股份申請表格。本公司並無採取任何行動（包括根據香港及百慕達以外之地區或司法權區之任何適用法例進行登記或存檔）以獲批准於香港及百慕達以外之地區或司法權區提呈供股股份、分派本供股章程、暫定配額通知書或額外供股股份申請表格。因此，概無任何人士於香港以外之地區或司法權區接獲本供股章程、暫定配額通知書或額外供股股份申請表格而可能將其視為一項申請供股股份之要約或邀請。

聯交所及香港結算對本供股章程、隨附之暫定配額通知書及額外供股股份申請表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因該等文件之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

供股

按每持有一股新股
可供一股供股股份之比例

e-Kong Group Limited之財務顧問

華富嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

供股股份之最後接納及支付期限為二零零二年十二月十三日下午四時正。接納及轉讓手續載列於本供股章程第20頁至21頁。

謹請留意，有關供股（定義見內文）之包銷協議（定義見內文）載有若干條文，授權包銷商（定義見內文）於最後接納日期（定義見內文）後第二個營業日下午四時三十分前以書面通知終止其於包銷協議項下之責任。

(a)　包銷協議所載由本公司作出之任何聲明及保證於作出或視為作出時在任何重大方面乃失實或不正確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據存在事實及情況而重新作出該等聲明或保證時在任何重大方面乃失實或不正確；

(b)　本公司於任何方面嚴重違反其於包銷協議項下須承擔之責任；

(c)　包銷商根據包銷協議之責任所附帶任何條件於包銷協議規定最後限期前因任何理由未能達成或可能不能達成；或

(d)　國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意或任何其他事項，而包銷商合理認為對本集團整體業務或財政狀況或供股構成或可能構成重大不利影響。

新股份已由二零零二年十一月二十五日起以除權方式買賣。供股股份將由二零零二年十二月二日至二零零二年十二月九日（包括首尾兩日）期間以未繳股款形式進行買賣。倘於二零零二年十二月十七日下午四時三十分之前供股之條件並未達成，或包銷協議被包銷商終止，則供股將不予進行。

任何人士擬於現時至二零零二年十二月十七日所有條件達成之日（預期為二零零二年十二月十七日）買賣新股份，及擬於二零零二年十二月二日至二零零二年十二月九日（包括首尾兩日）買賣未繳股款之供股股份，均須承擔供股可能不會成為無條件或可能不予進行之風險。

投資者擬於該等期間買賣新股份或未繳股款之供股股份，應諮詢專業意見。

二零零二年十一月二十七日